
ELEMENTIS

3 May 2005


05008295

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs

Elementis plc
SEC Exemption Number 82-34751

Further to our initial submission for exemption made in September 2003, please find enclosed further documentation for filing, as required by Rule 12g3-2(b), as follows:-

1. All documentation filed with Companies House from 15 February 2005 to date, together with schedule listing the same.

2. All documentation/announcements that have been filed with the London Stock Exchange from 15 February 2005 to date, together with schedule listing the same.

3. All documentation that has been filed with the UKLA from 15 February 2005 to date, together with schedule listing the same.

Please contact the undersigned on 44 (0) 1784 22 7023 if you have any questions or comments concerning this letter or if we can provide any further assistance.

Yours faithfully

Penny Watson
Company Secretary's Office
Elementis plc

Elementis plc

Elementis House
56 Kingston Road
Staines TW18 4ES, UK

2 LONDON STOCK EXCHANGE FILINGS
15 FEBRUARY 2005 TO 3 MAY 2005

3 UKLA FILINGS
15 FEBRUARY 2005 TO 3 MAY 2005

4

5

6

7

8

9

10

11

12

13

14

15



Companies House Filings made From
15 February 2005 to 3 May 2005


2005 MAY 12 A

Date Filed by Companies House	Description
16 February 2005	Form 88(2) Return of Allotment of Shares
15 March 2005	Form 363s Annual Return
7 March 2005	Form 88(2) Return of Allotment of Shares
16 March 2005	Form 88(2) Return of Allotment of Shares
16 March 2005	Form 88(2) Return of Allotment of Shares
30 March 2005	Form 288a Appointment of Director
9 April 2005	Form 88(2) Return of Allotment of Shares
13 April 2005	Form 88(2) Return of Allotment of Shares
18 April 2005	Form 88(2) Return of Allotment of Shares
22 April 2005	Form 88(2) Return of Allotment of Shares

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 12 A 9:5
OFFICE OF ... CORPORATE ...

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	40000		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Design ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode E C 2 R 7 A N	Ordinary	40,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 40,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3 · 2 · 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address,

LLOYDS TSB REGISTRARS THE CAUSEWAY

82 34751



Companies House

— for the record —

Bulk List.

Company Name
ELEMENTIS PLC

363s Annual Return 000428/15



> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in



COMPANIES HOUSE 0432 24/02/05
COMPANIES HOUSE 03/02/05

Company Type
Public Limited Company

Company Number
3299608

Information extracted from Companies House records on **11th December 2004**

Section 1: Company details

Ref: 3299608/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Elementis House 56 Kingston Road Staines TW18 4ES**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held Lloyds Tsb Registrars The Causeway Worthing West Sussex BN99 6DA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **2466** **Mfr of other chemical products**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for*

Company Number - 3299608

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Philip Damian BROWN **Address** Pine View Cottage Plover Lane Eversley Hook Hampshire RG27 0QX	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date Philip Damian BROWN ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Philip Damian BROWN **Address** Pine View Cottage Plover Lane Eversley Hook Hampshire RG27 0QX **Date of birth** 18/06/1948 **Nationality** British **Occupation** Company Secretary	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Philip Damian BROWN ceased to be director (if applicable) __ / __ / ____

Company Number - 3299608

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Geoffrey Antony GAYWOOD	Name ______
	Address 3 Sterling Place Oatlands Avenue Weybridge Surrey KT13 9SY	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 09/08/1943	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Chief Executive	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Geoffrey Antony GAYWOOD ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael James HARTNALL FCA	Name ______
	Address Monkswood Priors Hatch Lane Hurtmore Godalming Surrey GU7 2RJ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 10/07/1942	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael James HARTNALL FCA ceased to be director (if applicable) __ / __ / ____

Company Number - 3299608

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Keith George Grant HOPKINS **Address** Tall Trees Sherbuttgate Road, Pocklington York YO42 2EW **Date of birth** 18/02/1945 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Dr Keith George Grant HOPKINS ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Brian Geoffrey TAYLORSON **Address** Sandton House 3 Simmons Gate Esher Surrey KT10 9DL **Date of birth** 15/11/1955 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Brian Geoffrey TAYLORSON ceased to be director (if applicable) / /

Company Number - 3299608

Section 2: Details of Officers of the Company (continued)

> **Director**	**Current details**	**Amended details**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.	**Name** **Edward Anthony WILSON**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Gladstone House Baston Place** **2 Calverley Park Gardens** **Royal Tunbridge Wells** **TN1 2JN**	Address ______
	Date of birth 20/07/1944	UK Postcode
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Nationality ______
		Occupation ______
		Date of change __ / __ / ____
		Date Edward Anthony WILSON ceased to be director (if applicable) __ / __ / ____

Company Number - 3299608

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: Ordinary 5p

Number of shares issued: 432,034,561

Aggregate Nominal Value of issued shares: 21,601,728.05

Class of Share: Redeemable B 1p

Number of shares issued: 226,705,229

Aggregate Nominal Value of issued shares: 2,267,052.29

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 658,739,790

Aggregate Nominal Value of issued shares: 23,868,780.34

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 07/01/2004

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3299608

Section 4: Details of New Shareholders and Transfers (A) (ii)

> *Please fill in details of any persons or corporate bodies who have become* shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who *have ceased to be shareholders since the last annual return or, in the case of a* first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3299608

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3299608



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 31/01/05

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *7/1/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **7th January 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Nicky Russell

Telephone number *inc code*:

Address:
Elements House
56 Kingston Road
Staines

DX number *if applicable*:

DX exchange:

Postcode: TW18 4ES

FORM ML8
CDROM/FICHE


A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 3299608

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636

SEARCH ROOM CUSTOMERS - ASK AT THE COUNTER


PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	15,001		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	21.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

...ddresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Brian Malcolm Cook Address Farthing Corner Little Vigo Yateley Hampshire UK Postcode GU46 6ES	Class of shares allotted Ordinary	Number allotted 15,001
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed P. Rowe **Date** 24. 2. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,062	2,586	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	20.48p	23.2p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A19
0239
COMPANIES HOUSE
12/03/05

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr John Moore	Class of shares allotted	Number allotted
Address 8 Waltham Avenue	Ordinary	10,648
Fairfield		
Stockton on Tees		
UK Postcode TS18 5AE		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11 . 3 . 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

82 34751

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	62,000		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	29p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland



AQ0J0316
A19
0238
COMPANIES HOUSE
12/03/05

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 62,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 62,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 11. 3. 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
FSP-EXEC./JW/2182 Tel: 01903 833884


BLUEPRINT
2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3299608
Company Name in full	Elementis plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	16 02 2005
† Date of Birth (Day Month Year)	11 11 1963
Appointment as director	X
as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Kevin Roger Kenneth
Surname	Matthews
Previous forename(s)	
Previous surname(s)	
Usual residential address	Birchwood House, Pages Lane
Post town	Hornton
Postcode	OX15 6BX
County / Region	Oxfordshire
Country	United Kingdom
† Nationality	British
† Business occupation	Director
† Other directorships (additional space next page)	None

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 10/3/05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 21/3/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Penny Watson, Elementis plc, Elementis House,
56 Kingston Rd, Staines, TW18 4ES
Tel Tel: 01784 227021
Fax: 01784 417844
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**

Company Number 3299608

03533639

† Directors only. † Other directorships

OXONICA LIMITED: 9th APRIL 2001
GEVLEAN INTERNATIONAL LIMITED: 3rd DEC 2001
04845279

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From	To
Day	24	
Month	03	
Year	2005	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,458		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	18p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies house receipt date barcode

and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Mrs Carol Devine Address 115 Brookside Drive Feasterville Trevose PA 19053 USA UK Postcode	Ordinary	3,458
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	3,458

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 4 APRIL 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available,

LLOYDS TSB REGISTRARS THE CAUSEWAY

82 34751

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,929	2,155	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	20.48p	23.2p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	


A37
COMPANIES HOUSE
0276
08/04/05

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr James Lumsden Harvie Address 71 Roseberry Crescent Great Ayton Middlesbrough UK Postcode TS9 6EW	Class of shares allotted Ordinary	Number allotted 13,084
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 7 April 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	912,204		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0014
13/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	912,204
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	912,204

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed P. Rowe Date 12 APRIL 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./CAD2765 Tel: 01903 833384

56

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	13	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,857	1,422	8,209
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	45.20p	23.20p	21.92p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A40
COMPANIES HOUSE
0389
19/04/05

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed X [signature] **Date** 18.04.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House

56 Kingston Road
Staines
Middlesex TW18 4ES

Tel 01784 227000 Fax 01784 460731

DX number DX exchange

82-34751

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
13	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,430		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	20.48p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Stephen Wood	Class of shares allotted	Number allotted
Address	1 Baysdale Gardens, Shildon, County Durham.	Ordinary	15,918
UK Postcode	DL4 2LX		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed X P D B X **Date** 18.04.05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Mr Nick Rowe)
Elementis House
56 Kingston Road
Staines
Middlesex TW18 4ES
Tel 01784 227000 Fax 01784 460731
DX number DX exchange



London Stock Exchange Filings made From 15 February 2005 to 3 May 2005



Date	Description
15 February 2005	Announcement regarding major interests in shares (Hanover Investors Partners – V.LLC
16 February 2005	Announcement regarding appointment of a Director (Dr Kevin Matthews).
17 February 2005	Preliminary Results announcement for the year ended 31 December 2004.
17 February 2005	Disclosure under Rule 3 of the rules governing substantial acquisitions of shares.
17 February 2005	Disclosure under Rule 3 of the rules governing substantial acquisitions of shares.
17 February 2005	Announcement regarding major interests in shares (Hanover Investors Partners – V.LLC
18 February 2005	Announcement regarding major interests in shares (Brandes Investment Partners L.P.).
22 February 2005	Announcement regarding major interests in shares (Schroder Investment Management Limited).
22 March 2005	Announcement regarding issue of redeemable B shares.
24 March 2005	Announcement regarding Sale of Hardman Epoxy and Urethane Products Business.
31 March 2005	Statement of the transition to international accounting standards.
31 March 2005	Notification of interests of Directors and connected persons (Geoff Gaywood announcement re: Grant of Executive Share Options).
31 March 2005	Notification of interests of Directors and connected persons (Philip Brown announcement re: Grant of Executive Share Options).
31 March 2005	Notification of interests of Directors and connected persons (Brian Taylorson announcement re: Grant of Executive Share Options).

82 34751

Regulatory Announcement


RECEIVED
2005 MAY 12 A 9:3
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	18:36 15-Feb-05
Number	6544I

RNS Number:6544I
Elementis PLC
15 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HANOVER INVESTORS
PARTNERS - V. LLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

-

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

PLEASE SEE BELOW

5) Number of shares/amount of stock acquired.

19,750,000

6) Percentage of issued Class
4.57%

7) Number of shares/amount of stock disposed
-

8) Percentage of issued Class
-

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

15.2.05

12) Total holding following this notification

63,323,071

13) Total percentage holding of issued class following this notification

14.65%

14) Any additional information

-

15) Name of contact and telephone number for queries

MARK PRUDDEN
01784 227022

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...15.2.2005....................

Letter to Elementis Plc

Notification of interest in shares

We, Hanover Investors Partners - V, LLC, ("HIP V") notify you pursuant to sections 198 - 202 of the Companies Act 1985 of Great Britain ("the Act") that:

1. we are interested in 63,323,071 ordinary shares in the share capital of Elementis plc ("the HIP V Shares");

2. so far as known to us all the HIP V Shares are, or are shortly to be, registered in name of "Hanover Investors Partners-V, LLC"; and

3. our interest in the HIP V Shares (or in any of them) is not such an interest as is mentioned in section 208(5) of the Act.

Please also treat this letter as a notification pursuant to sections 198 - 202 of the Act on behalf of HIP IV incorporated of 2711 Centerville Road, Suite 400, Wilmington, New Castle, Delaware, USA 19809, that it is interested in a total of 63,695,000 ordinary shares in the share capital of Elementis plc. These shares include all the HIP IV Shares, in which HIP IV Incorporated is interested in its capacity as our managing member and 371,929 shares registered in the name of Hanover Investors Partners IV-L.P., in which HIP IV Incorporated is interested in its capacity as the general partner of Hanover Investors Partners IV-L.P, HIP IV Incorporated's interest in all such shares (or in any of them) is not such an interest as is mentioned in section 208(5) of the Act.

Letter from Hanover Investors Partners - V,LLC

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-34751

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Directorate Change
Released	07:00 17-Feb-05
Number	7052I

RNS Number:7052I
Elementis PLC
16 February 2005

Elementis plc

Appointment to the Board of Directors

Elementis plc, ('Elementis'), announces today that Dr. Kevin Matthews has been appointed to the Board of Elementis as a non-executive director with effect from 16 February 2005.

It is hereby confirmed that there are no matters in relation to Dr. Matthews requiring disclosure under paragraph 16.4(b) of the Listing Rules.

For further information please contact:

Elementis plc

Hilary Reid Evans Head of Corporate Communications 01784 227000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

82-34751

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Final Results
Released	07:00 17-Feb-05
Number	7085I

RNS Number:7085I
Elementis PLC
17 February 2005

17 February 2005

ELEMENTIS plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

Financial Highlights

- Sales £389.2 million (2003: £368.2 million)
- Operating profit before goodwill amortisation and exceptionals £11.8 million (2003: £24.5 million)
- Profit before tax, goodwill amortisation and exceptionals £6.2 million (2003: £18.3 million)
- Earnings per share before goodwill amortisation and exceptionals 1.4p (2003: 3.0p)
- Operating loss £2.5 million (2003: profit of £10.9 million)
- Loss before tax £7.8 million (2003: profit of £5.5 million)
- Basic loss per share 1.8p (2003: earnings of 1.0p)
- Net year end borrowings £90.2 million including £36.3 million for the acquisition of Sasol Servo (2003: £46.9 million)
- Net year end gearing 30 per cent* (2003: 16 per cent*)

*ratio of net borrowings to shareholders' funds plus net borrowings

Business Highlights

- By January 2005 Chromium chemicals prices up 25 per cent from late 2003 low point
- Volumes and prices up in Specialties, Pigments and Specialty Rubber
- Accelerated sales growth and increased synergy expectations in Specialties
- Chinese Pigments plant complete and commissioning underway
- Specialty Rubber restored to profitability

Geoff Gaywood, Chief Executive of Elementis plc, said:
"Although external conditions were exceptionally challenging, 2004 has seen the implementation of the major transformational steps in the Elementis strategy."

"The chromium chemicals market turned and by January 2005 prices had reached their highest level since 2001. This positive trend is expected to continue. Specialties completed a key acquisition, the successful integration of which,

together with geographical expansion and new product introductions drove a 37 per cent sales increase in US dollar terms. Our new world-scale Pigments plant in China is complete and will transform the cost base of this business. Specialty Rubber has demonstrated its performance potential and we have now begun the process of considering the strategic options for this business."

"However, rapidly escalating energy, raw material and freight costs, adverse currency movements and extreme weather conditions in Northern and Central America have hampered performance and eroded profitability. Higher variable costs and and a weak US dollar are likely to remain a challenge in 2005 and are the subject of intense management focus"

"Current trading conditions are characterised by good demand in all business sectors and a general upward movement in prices with the benefits of the structural improvements implemented during 2004 expected to become increasingly apparent during 2005. We anticipate progressive price increases in chromium chemicals, supported by expanding demand and a tightening of global supply; organic growth in Specialties and cost savings ahead of plan from the Sasol Servo acquisition; significant cost benefits from the new Chinese pigments plant; further strong sales growth at Specialty Rubber and operational efficiencies as a result of the implementation of the ERP system."

- Ends -

An interview with Geoff Gaywood in video/audio format can be viewed on www.elementis.com and www.cantos.com from 0700 hours GMT.

Enquiries

Elementis 01784 227000

Geoff Gaywood Chief Executive
Brian Taylorson Finance Director
Hilary Reid Evans Head of Corporate Communications

Brunswick 020 7404 5959

Kate Holgate
Wendel Verbeek
Chi Lo

Chairman's Statement

Turnover for the year was £21.0 million higher than 2003 at £389.2 million. Our acquisition of Sasol Servo accounted for £34.2 million of the increase while currency effects reduced turnover by £24.3 million.

Operating profit for the year, before goodwill amortisation and exceptional items, was £11.8 million (2003: £24.5 million). After operating exceptionals of £2.9 million and goodwill amortisation the operating loss was £2.5 million (2003: profit of £10.9 million).

Our Chromium business had a turbulent year following the de-registration of CCA (chromated copper arsenate) in the US for preserving timber for residential use. Margins were also affected by increased energy and freight costs and the weak dollar. During 2004 our average chromium chemical prices began to recover and better margins are expected in 2005 despite increases in input costs.

Elementis Specialties increased underlying sales volumes by 6 per cent. Profits were 3 per cent lower than 2003 mainly due to a planned increase in innovation spend and the implementation of a new ERP system. The integration of Sasol Servo, acquired on 30 June 2004, is proceeding well, with benefits from the acquisition now expected to exceed initial estimates. Servo complements our

technology and extends our market coverage. Continuing investment in R&D in our Specialty business is the key both to growth and good margins. Our Innovation Strategy continues to make good progress.

At Elementis Pigments, the commissioning of the new iron oxide plant at TaiCang, China, is underway and when fully operational will result in a substantial reduction in manufacturing cost. Sales turnover grew by 8 per cent in Specialty Rubber and profits increased as a consequence.

After a tax credit following the resolution of a number of issues, earnings per share for 2004 before goodwill amortisation and exceptionals, were 1.4 pence (2003: 3.0 pence). Basic earnings per share were a loss of 1.8 pence (2003: 1.0 pence). Capital expenditure for the year was £22.0 million (2003: £21.0 million) compared to depreciation of £15.4 million. With the acquisition of Servo net debt ended the year at £90.2 million giving an interest cover of 3.1 times.

Distribution to Shareholders

Once again, the distribution to shareholders will take the form of an issue of redeemable B shares. Ordinary shareholders on the register on 26 April 2005 will receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year.

Strategy

Our objective is to create shareholder value by improving the performance of our businesses and drive them towards high margin speciality markets for our products. We intend to intensify our efforts to return our chromium business to good profitability and have strengthened its top management to achieve this end. During the course of 2005 we expect further progress in Specialties led by innovation and cost reductions in Europe, while the year will be one of transformation for our Pigments business, with the new plant at TaiCang substantially impacting Pigments' cost base. With the improved results at Specialty Rubber confirming its performance potential we are now considering the strategic options for this business.

Health Safety and the Environment

Environmental and safety performance continues to improve and is now first class. We are planning further initiatives to continue this performance. For the second year, we will publish a full Sustainable Development Report. Copies of the document can be obtained from our Corporate Communications department at our head office in Staines, UK.

The Board

Our previous Chairman, Jonathan Fry, retired from the Board in October 2004, having served as Chairman of the Group since 1997. Jonathan's leadership guided Elementis from its creation and helped establish today's solid platform for growth. We wish him every happiness in his retirement and thank him for his invaluable contribution to the Group. We have today announced that Dr Kevin Matthews, Chief Executive of Oxonica Ltd, has joined our board as a non-executive director. Kevin's experience both of the chemicals industry and of new technology start-ups brings additional strength to the Board.

People

The progress we have made towards our objectives in 2004 has been realised thanks to the skill, hard work and commitment of our employees. On behalf of the directors and shareholders I thank everyone for their contribution.

Outlook

This is my first statement as Chairman. It is clear that the key elements of the programme to bring about a step change in financial performance of the Group are in place. After a challenging year we expect to see improvements from our businesses in 2005. Signs of the long awaited recovery in Chromium are evident but there remain the continuing challenges of higher input costs and a weak

dollar.

Keith Hopkins
Chairman
17 February 2005

Business Review

Sales volumes rose during 2004 in our Specialties, Pigments and Specialty Rubber businesses and were flat at Elementis Chromium, where increased sales to China compensated in volume terms for the loss of the residential market for CCAs in the US. Prices have risen in all businesses. However these increases were not sufficient to offset the negative impact on Group profitability of rapidly escalating energy, raw material and freight costs, adverse currency movements and extreme weather conditions in Northern and Central America.

Although very challenging, 2004 has seen the successful implementation of some of the major transformational steps planned as part of the Elementis strategy. The chromium chemicals market has turned and by January 2005 realised prices were 25 per cent ahead of the low point of late 2003. Elementis Specialties completed a key acquisition and growth accelerated. Pigments executed an investment in China which will transform its cost base. Profitability was restored in Specialty Rubber and our company-wide ERP implementation progressed successfully.

At Elementis Specialties our strategy is to achieve sustainable high growth by expanding our market and technology platforms. Sales at Specialties in 2004 have increased by approximately 37 per cent in US dollars, with the acquisition of Sasol Servo, geographical expansion and new product introductions contributing significantly. Potential synergies from the Sasol Servo acquisition are currently expected to exceed our original estimates by approximately 40 per cent.

The Elementis Pigments strategy is to secure leadership in premium markets while transforming our cost base in Asia Pacific to drive growth and profitability. Our new world scale Pigments plant in China is now complete and will be in commercial operation by the end of February 2005.

Following the streamlining of global operations at Elementis Specialty Rubber, our strategy is to leverage our well-invested, low cost manufacturing cost base, local market presence in key mining areas, product performance advantages and brand recognition to drive volume and continue to improve profitability. Specialty Rubber has maintained high sales growth and delivered a corresponding improvement in margins. The performance potential of Specialty Rubber has now been demonstrated and Elementis has therefore begun a process of considering the strategic options for this business.

At Elementis Chromium, our strategy is to strengthen and leverage our market leadership to achieve superior returns on capital over the cycle. Elementis Chromium successfully led a sustained recovery in global prices during 2004, after a four year period of decline. Margin recovery was not however achieved during the year, due to intense variable cost pressures and adverse currency trends, which led to a drop in overall Group profitability. Sales at Elementis Chromium decreased by 9 per cent to £110.5 million. The operating loss for the year was £3.8 million compared to a profit of £6.8 million in 2003.

Greg McClatchy, who has led the turn-around in performance at Specialty Rubber since his appointment as Managing Director in 2002, was appointed as Managing Director, Elementis Chromium, in February 2005. Neil MacLeod, previously Finance Director, Specialty Rubber, has taken over as Managing Director, Specialty Rubber, on an interim basis.

Elementis Chromium announced the first in a series of global price increases at the end of 2003. Early resulting volume losses were recovered and the prices of all chromium chemicals have risen world-wide since that time. During the course of 2004, operations at our plant at Castle Hayne, US, were suspended on two occasions in anticipation of hurricanes, which resulted in lost production. In January 2005, aggregated selling prices for Elementis Chromium's products reached the highest level since December 2001 and were more than 25 per cent higher than the historic low levels experienced in November 2003.

The trading outlook for Elementis Chromium is encouraging. Fixed costs have been further lowered as a result of a manufacturing rationalisation at the Eaglescliffe, UK, plant. Global industry capacity utilisation is now estimated to be in excess of 90 per cent and it is anticipated this figure will continue to rise throughout 2005 as demand increases and further industry capacity rationalisation occurs. Elementis Chromium is today announcing price increases of up to 20 per cent effective from 1 April 2005. We anticipate that selling prices for chromium chemicals will continue to increase as the year progresses.

At Elementis Specialties, a recovery in demand in the coatings and construction markets world-wide, increased sales in Asia Pacific and new product introductions drove a 6 per cent sales growth in volume terms, excluding the impact of the Sasol Servo acquisition. Good growth was experienced in the critical coatings and construction markets, with European sales in particular showing significant increases. Our oilfield business was however impacted by two months of hurricane-related oil rig shut-downs in the Gulf of Mexico.

The Specialties Innovation Board has generated a significant number of new technology platforms and the business is targeted with building a new product pipeline to deliver sustainable double-digit growth. Innovation spend, despite 2004 increases, is trending towards industry averages, and the contribution of new products to sales is now growing. Production at the Changxing, China, plant tripled during 2004. The performance of the Sasol Servo acquisition has fully met expectations to date. Annualised synergistic benefits, originally estimated at £2.5 million, are now expected to be £3.5 million. These benefits will be fully realisable in 2006. In sterling, operating profit before goodwill amortisation and exceptionals has decreased by 3 per cent, reflecting the impact of planned increases in innovation spend and ERP implementation costs.

Volumes and turnover continued to improve at Elementis Pigments during 2004. While price increases and improved volumes had a substantial favourable impact on profitability, this was reversed by rapidly escalating raw material and freight prices, and pre-start-up costs for the new Chinese plant. Full-scale production was rapidly resumed at the plant at Easton, US, following flash flooding in September. Although the flooding affected performance in 2004, no long term financial or operating impact is anticipated. In addition to the new plant at TaiCang, the Pigments plant at Shenzhen, China was expanded. These activities will substantially lower the aggregate cost base for this business and provide a strong platform for further growth.

Elementis Specialty Rubber has once again shown significant growth in 2004, with sales increasing by over 20 per cent in US dollars for the second year in succession and all regions showing good volume increases. On conversion to sterling, the sales increase was 8 per cent, again reflecting the impact of the weaker US dollar. In sterling, Specialty Rubber's operating profit increased from breakeven in 2003 to £0.2 million in 2004. During the course of 2004 a new operation was established in China to address the needs of the rapidly modernising Chinese mining industry, while in January 2005 Specialty Rubber announced the opening of a new joint venture in Santiago to serve the large, fast growing Chilean mining market.

Health and Safety

Elementis achieved an outstanding level in its safety performance in 2004 as evidenced by its lowest ever Recordable Incident Rate of 1.46 per 200,000 hours

for the year. The performance of the Specialties, Chromium and Specialty Rubber businesses was below 1.0 per 200,000 hours worked, which is in line with the top quartile of the world's chemical companies.

Sustainable Development

Our Sustainable Development programme, which was summarised in our 2003 annual report, won the UK Chemical Industry Association's Sustainable Development Award. Elementis was cited as an example of industry best practice.

ERP

The ERP system was implemented in our Chromium and Specialty Rubber businesses during 2004, without any significant disruption to operations. Francis Lenders joined Elementis as Director, Global Supply Chain, in December 2004. Francis is a member of the Management Team and is charged with bringing operational excellence to our supply chain operations and ensuring that the full potential benefits of the ERP system are realised.

Six Sigma

The Elementis Six Sigma programme continued to contribute operational savings in 2004. Since its introduction in 2001, the total accumulated benefits from the Elementis Six Sigma programme have passed £9.0 million, with total associated costs estimated at £2.6 million. Six Sigma is a methodology widely used in process industries to increase quality and efficiency by reducing process variability.

REACH

Throughout 2004 senior management at Elementis has continued to work alongside the European and UK chemical industry associations to press for improvements to the workability of the proposed European REACH (registration, evaluation and authorisation of chemicals) regulation. While there has been considerable progress, the proposed regulation still needs substantial improvement to avoid damaging the competitiveness of the chemical industry, particularly of smaller companies.

Outlook

Current trading conditions are characterised by good demand in all business sectors, accompanied by a general upward movement in prices. Continued raw material, energy and freight cost inflation, combined with the impact of the weaker US dollar are however ongoing concerns. Variable costs are receiving intense management focus and are being fixed or hedged as considered appropriate. We anticipate that the benefits of structural improvements implemented during 2004 will become apparent during 2005. These improvements include progressive price increases in chromium chemicals supported by expanding demand and a tightening of global supply; cost savings and sales growth from the Sasol Servo acquisition and organic growth at Specialties; the cost benefits of the new TaiCang plant in Pigments; further strong sales growth at Specialty Rubber and operational efficiencies as a result of the implementation of the ERP system.

Financial Review

Sales

	Sales 2003 £million	Effect of exchange rates £million	Acquired in 2004 £million	Inc/(dec) 2004 £million	Sales 2004 £million
Specialties & Pigments	209.3	(14.4)	34.2	9.1	238.2
Chromium	121.9	(9.5)	-	(1.9)	110.5

Specialty Rubber	42.7	(0.4)	-	3.6	45.9
Inter-company	(5.7)	-	-	0.3	(5.4)
	368.2	(24.3)	34.2	11.1	389.2

Operating profit before goodwill amortisation and exceptionals

	Operating profit* 2003 £million	Effect of exchange rates £million	Acquired in 2004 £million	Inc/(dec) 2004 £million	Operating profit* 2004 £million
Specialties & Pigments	17.7	(0.5)	0.9	(2.7)	15.4
Chromium	6.8	(2.9)	-	(7.7)	(3.8)
Specialty Rubber	-	-	-	0.2	0.2
	24.5	(3.4)	0.9	(10.2)	11.8

* before goodwill amortisation and exceptionals

Sales increased by 6 per cent from the previous year to £389.2 million. This includes Sasol Servo BV, which was acquired on 30 June 2004 and contributed £34.2 million to sales in the second half. After adjusting for the acquisition and exchange rates, sales increased by 3 per cent at constant currency.

The sales increase was mainly due to higher volumes at Specialties & Pigments and Specialty Rubber. Marginally higher average prices for the Group were offset by adverse mix effects.

In terms of geography, lower volumes in North America and Europe, largely due to the loss of CCA business in the US and the effect of price increases in Chromium, were more than offset by increased volumes into Asia Pacific and the rest of the world.

Operating profit before goodwill amortisation and exceptionals was £12.7 million below previous year at £11.8 million. On a constant currency basis the decrease was £9.3 million.

The increase in sales was more than offset by increases in raw materials, freight costs and energy particularly in the second half of 2004, and costs associated with the implementation of the ERP system.

The operating loss after goodwill amortisation and exceptionals was £2.5 million (2003: profit of £10.9 million) for the year. Goodwill amortisation in the year amounted to £11.4 million (2003: £12.4 million) and operating exceptional costs were £2.9 million (2003: £1.2 million).

Specialties & Pigments

	2004 £million	2003 £million
Sales	238.2	209.3
Adjusted operating profit *	15.4	17.7
Operating profit	2.4	3.8

* before goodwill amortisation and exceptionals

Sales in Specialties & Pigments increased by 14 per cent to £238.2 million. After adjusting for the business acquired in June 2004, sales in constant currency were 4 per cent higher than previous year. This was primarily due to increased volumes while higher prices were offset by adverse mix in the year due to higher sales into lower price geographies, such as Asia Pacific.

Operating profit before goodwill amortisation and exceptionals was £2.3 million lower than the previous year at £15.4 million. After adjusting for acquisitions and currency, operating profit was £2.7 million lower. Increased volumes were more than offset by higher raw materials, energy and fixed costs.

Sales in Elementis Specialties on a constant currency basis excluding the acquisition were 3 per cent higher than the previous year. Volumes were up 6 per cent largely due to a strong performance in the coatings and construction sectors, and included new business in the growing but lower margin markets in Asia, Latin America and the Middle East. Increased sales to some larger customers, where rebates are more prominent, had a mitigating effect on realised sales values and margins. Prices improved in some key sectors, but were on average at similar levels to the previous year.

Operating profit before goodwill amortisation and exceptionals on a constant currency basis was 5 per cent lower than the previous year. Higher volumes were offset by adverse mix, planned increases in the innovation programme and ERP implementation costs.

Sales in Elementis Pigments on a constant currency basis increased by 7 per cent due to higher volumes and improved pricing. Operating profit was however lower than the previous year as higher raw material costs and start up costs in TaiCang, offset volume and price improvements.

Elementis Chromium

	2004 £million	2003 £million
Sales	110.5	121.9
Adjusted operating (loss)/profit *	(3.8)	6.8
Operating (loss)/profit	(5.1)	7.4

* before exceptionals

Sales in Elementis Chromium decreased by 9 per cent to £110.5 million and on a constant currency basis decreased by 2 per cent.

Overall volumes which were 3 per cent down in the first half following an initial round of price increases, recovered strongly in the second half to be in line with previous year. The loss of CCA business for residential uses in the US, which reduced sales by approximately £15.0 million, was offset by strong demand for Chrome Oxide and by sales into the Asia Pacific market. Prices were increased throughout the year and average US Dollar prices were around 10 per cent higher in December 2004 than twelve months earlier. However average pricing for the whole year was still marginally below that for the previous year, and accounted for most of the decrease in constant currency sales.

The operating loss before exceptionals for the year was £3.8 million compared to a profit of £6.8 million in the previous year. The increase in energy costs was £2.2 million while the weakness of the US Dollar was the main cause of an adverse currency impact of £2.9 million. Higher raw material and freight costs accounted for most of the remaining reduction.

Specialty Rubber

	2004 £million	2003 £million
Sales	45.9	42.7
Adjusted operating profit *	0.2	-
Operating profit/(loss)	0.2	(0.3)

* before exceptionals

Sales in Specialty Rubber increased by 8 per cent to £45.9 million, due to strong volume growth largely in Asia Pacific, South Africa and Europe. Higher sales volumes and improved pricing were partly offset by fixed cost increases. The operating profit before exceptionals for the year was £0.2 million compared to break even in the previous year.

Exceptionals
Total exceptional items before taxation in the year were £2.6 million (2003: £0.4 million). These comprised:

	£million
Operating :	
Redundancy and restructuring costs	(2.9)
Non operating:	
Profit on disposal of property	2.6
Loss on termination of business	(2.3)
	(2.6)

The redundancy and restructuring costs comprise £1.3 million of redundancy costs at Chromium's Eaglescliffe site and £1.6 million incurred in the first phase of the integration of Sasol Servo BV following its acquisition in June 2004.

The profit on disposal of property of £2.6 million is from the sale and leaseback of Specialty Rubber's Yateley, UK property. The loss on termination of business of £2.3 million is to provide for the book value of the Group's 50 per cent interest in Enenco together with any residual site clean-up costs. This follows a decision made by the joint venture parties during 2004 to close the business.

Interest

	2004 £million	2003 £million
On net borrowings	(3.8)	(1.9)
Pension finance charge	(1.1)	(4.2)
Discount on provisions	(0.9)	(0.9)
Other	0.2	0.8
Total	(5.6)	(6.2)

Interest payable on net borrowings increased during the year by £1.9 million due to higher borrowings and a higher cost of borrowing. The finance charge in respect of pension and post-retirement benefits decreased by £3.1 million in the year due a lower pension deficit and an improvement on the expected return on pension scheme assets.

Interest cover - the ratio of operating profit before goodwill amortisation and exceptionals to interest on net borrowings - was 3.1 times (2003: 12.9 times).

Taxation

Tax (charge)/credit	£million	Effective rate
Before goodwill amortisation and exceptionals	(0.2)	2%
Goodwill amortisation	-	-
Exceptionals	0.2	9%
Total	-	-

The effective rate of tax on profit before goodwill amortisation and exceptionals was 2 per cent (2003: 29 per cent).

The decrease in the rate was due to the resolution of open issues from prior periods and the utilisation of losses. Potential deferred tax assets of £28.8 million (2003: £23.2 million) have not yet been recognised.

The effective tax rate on profit before goodwill amortisation and exceptionals in 2005 will continue to be dependent on the mix of profits primarily between the UK and overseas.

Earnings per share

Earnings per share for the year was a loss of 1.8 pence per share (2003: earnings of 1.0 pence per share), mainly due to the lower operating profit for the year. Earnings per share before goodwill amortisation and exceptionals was 60 per cent lower at 1.4 pence (2003: 3.0 pence) due to the lower operating profit but partly offset by lower FRS17 pension finance charges and a lower tax rate.

Dividends and issue of redeemable B shares

The Board did not declare an interim dividend and, similarly, is not proposing a final dividend. The Board instead intends to continue with the programme, started in 2000, of issuing and redeeming redeemable B shares.

The total nominal value of redeemable B shares issued to shareholders during 2004 was 2.2 pence per ordinary share.

The Board intends to issue further redeemable B shares to ordinary shareholders on the register on 26 April 2005, such that they receive redeemable B shares with a total nominal value of 1.1 pence for each ordinary share held. This compares with 1.1 pence for the comparable issue last year. This will be coupled with an offer to redeem these new shares for cash at their nominal value on 3 May 2005. A further offer will also be made to existing holders of redeemable B shares to redeem these shares for cash at their nominal value on 3 May 2005.

Cash flow

Net borrowings increased by £43.3 million in the year to £90.2 million. The cash outflow due to changes in working capital increased by £5.1 million as higher stocks and debtors due to increased volumes and the transitional effects of the ERP implementation, were partially offset by higher creditors. The ratio of

working capital to sales increased from 17.5 per cent to 18.3 per cent after adjusting for the acquisition in Specialties which was made part way through the year.

The cash flow is summarised below:

	2004 £million	2003 £million
Earnings before interest, tax, exceptionals, depreciation and amortisation	27.2	40.1
Change in working capital	(5.1)	(2.9)
Other	(7.0)	(22.0)
Capital expenditure	(22.0)	(21.0)
	(6.9)	(5.8)
Redemption of B shares	(9.2)	(9.5)
Acquisitions and disposals	(30.7)	0.8
Currency fluctuations	3.5	5.0
	(43.3)	(9.5)
Net borrowings at start of year	(46.9)	(37.4)
Net borrowings at end of year	(90.2)	(46.9)

Other cash flows decreased by £15.0 million, due to lower contributions to pension schemes, less paid on provisions, and net tax refunds of £4.5 million.

Capital expenditure
Capital expenditure in the year was 143 per cent of depreciation (2003: 134 per cent) as the Group continued to invest in the ERP project and largely completed the construction of a new Pigments plant in TaiCang, China.

Total spend in the year included £2.6 million (2003: £7.7 million) in relation to the ERP project and £7.3 million (2003: £1.9 million) for the Pigments plant in China.

Balance Sheet

	2004 £million	2003 £million
Intangible fixed assets	144.4	159.3
Other net assets	155.7	139.9
	300.1	299.2
Shareholders' funds	209.9	252.3
Net borrowings	90.2	46.9
	300.1	299.2

Gearing 1	30%	16%

1 the ratio of net borrowings to shareholders' funds plus net borrowings

Currency fluctuations had a significant impact on shareholders' funds. The main currency exchange rates relevant to Elementis are set out below:

	Year end	2004 Avge	Year end	2003 Avge
US Dollar	1.92	1.83	1.79	1.64
Euro	1.41	1.47	1.42	1.45

The majority of the Group's assets are stated in US dollars and the weakening of the US dollar in 2004 reduced shareholders' funds by a net £11.8 million. The balance of the reduction was due to the current year trading result, the issue and redemption of B shares, actuarial adjustments to the pension fund valuation and associated deferred taxation.

Pensions and other post retirement benefits
The Group provides retirement benefits for the majority of its employees mainly through defined benefit schemes. A small number of defined contribution schemes are also provided and an unfunded post-retirement medical benefit scheme is provided in the US.

The net pension liability, which is calculated by the Group's actuaries and based upon market values of the schemes' assets and liabilities, increased by £11.7 million to £64.5 million. The increase was primarily due to a change in the rate of deferred tax related to the UK pension scheme from 30 per cent to 10 per cent to reflect surplus ACT. This change increased the net pension liability by £9.8 million and the balance was due to the acquisition of Sasol Servo B.V.

The total cost of pensions and post-retirement health care in the year was £7.2 million (2003: £8.5 million). The charge in 2003 included a credit in respect of past service of £1.3 million. Costs were lower in 2004 principally due to a £3.1 million reduction in finance charges to £1.1 million (2003: £4.2 million). Total contributions to pension and post retirement schemes in the year amounted to £10.7 million (2003: £14.4 million). The estimated contribution in 2005 is approximately £12.0 million.

International Accounting Standards
All listed companies are required to present consolidated financial information that fully complies with International Financing Reporting Standards (IFRS) for accounting periods starting on or after 1 January 2005. The project to assess the impact of this change of accounting standards is almost complete and a separate announcement will be made in March 2005. The current indications are that the comparative for earnings per share before goodwill amortisation and exceptionals under UK Gaap will not be materially different under IFRS.

Consolidated profit & loss account
for the year ended 31 December 2004

	Note	Before goodwill amortisation & exceptionals £million	Goodwill amortisation & exceptionals £million	2004 £million	Before goodwill amortisation & exceptionals £million
Turnover					
Continuing					

operations:					
Ongoing		355.0	-	355.0	368.2
Acquisitions		34.2	-	34.2	-
	2	389.2	-	389.2	368.2
Operating profit/ (loss)					
Continuing operations:					
Ongoing		10.9	(12.5)	(1.6)	24.5
Acquisitions		0.9	(1.8)	(0.9)	-
Operating profit/(loss)	2,3	11.8	(14.3)	(2.5)	24.5
Loss on termination of business (1)	3	-	(2.3)	(2.3)	-
Profit on disposal of properties (1)	3	-	2.6	2.6	-
Profit on disposal of properties (2)	3	-	-	-	-
Profit/(loss) on ordinary activities before interest		11.8	(14.0)	(2.2)	24.5
Net interest payable	4	(3.6)	-	(3.6)	(1.1)
Other finance charges	4	(2.0)	-	(2.0)	(5.1)
Profit/(loss) on ordinary activities before tax		6.2	(14.0)	(7.8)	18.3
Tax on profit /(loss) on ordinary activities	5	(0.2)	0.2	-	(5.3)
Profit /(loss)on ordinary activities after tax		6.0	(13.8)	(7.8)	13.0
Minority interests - equity		-	-	-	(0.1)
Profit/(loss) for the financial year transferred (from)/ to					

reserves	6.0	(13.8)	(7.8)	12.9
Earnings/(loss) per ordinary share 6				
Basic and diluted	1.4p		(1.8)p	3.0p

(1) Continuing operations
(2) Discontinued operations

Balance sheet
at 31 December 2004

	Group 2004 £million	Group 2003 £million
Fixed assets		
Intangible assets	144.4	159.3
Tangible fixed assets	173.4	157.7
Investments	1.9	3.2
	319.7	320.2
Current assets		
Stocks	70.1	54.4
Debtors	85.5	68.9
Cash at bank and in hand	11.5	23.8
	167.1	147.1
Creditors: amounts falling due within one year		
Borrowings	(4.4)	(5.3)
Creditors	(81.0)	(63.5)
	(85.4)	(68.8)
Net current assets	81.7	78.3
Total assets less current liabilities	401.4	398.5
Creditors: amounts falling due after more than one year		
Borrowings	(97.3)	(65.4)
Government grants	(2.4)	(1.3)
	(99.7)	(66.7)
Provisions for liabilities and charges	(25.5)	(24.8)

	(125.2)	(91.5)
Net assets excluding net pension liability	276.2	307.0
Net pension liability	(64.5)	(52.8)
Net assets including net pension liability	211.7	254.2
Capital and reserves		
Called up share capital	23.8	23.5
Share premium	1.2	1.2
Capital redemption reserve	71.5	62.3
Profit and loss account	113.4	165.3
Shareholders' funds	209.9	252.3
Minority equity interests	1.8	1.9
	211.7	254.2
Shareholders' funds		
Equity	207.7	250.4
Non-equity	2.2	1.9
	209.9	252.3

Consolidated cash flow statement
for the year ended 31 December 2004

	Note	2004 £million	2003 £million
Net cash inflow from operating activities	7	13.1	18.3
Returns on investments and servicing of finance			
Interest received		1.4	2.0
Interest paid		(4.1)	(3.6)
		(2.7)	(1.6)
Taxation		4.5	(1.3)
Capital expenditure and financial investment			
Purchase of fixed assets (less grants received)		(22.0)	(21.0)
Disposal of fixed assets		0.2	0.4

Disposal of properties - exceptional	5.6	1.1
	(16.2)	(19.5)
Acquisitions and disposals		
Acquisition of businesses	(36.3)	(0.3)
Cash outflow before use of liquid resources and financing	(37.6)	(4.4)
Financing		
Redemption of B shares	(9.2)	(9.5)
(Decrease)/increase in borrowings repayable within one year	(0.8)	0.2
Increase/(decrease) in borrowings repayable after one year	35.8	(7.0)
Capital element of finance lease payments	(0.2)	(0.2)
	(12.0)	(20.9)
Management of liquid resources		
Repayment of cash deposits	-	14.5
Decrease in cash in the year	(12.0)	(6.4)

Reconciliation of net cash flow to movement in net borrowings
for the year ended 31 December 2004

	2004 £million	2003 £million
Change in net borrowings resulting from cash flows:		
Decrease in cash in the year	(12.0)	(6.4)
(Increase)/decrease in borrowings	(34.8)	7.0
Decrease in liquid resources	-	(14.5)
	(46.8)	(13.9)
New finance leases	-	(0.6)
Currency translation differences	3.5	5.0
Increase in net borrowings	(43.3)	(9.5)
Net borrowings at beginning of the financial year	(46.9)	(37.4)
Net borrowings at end of the financial year	(90.2)	(46.9)

Consolidated statement of total recognised gains and losses
for the year ended 31 December 2004

	2004 £million	2003 £million
(Loss)/profit for the financial year	(7.8)	4.3
Actuarial (loss)/gain on pension and other post-retirement schemes	(4.7)	6.0
Deferred tax associated with pension and other post-retirement schemes	(8.9)	(2.3)
Currency translation differences	(11.8)	(21.5)
Total recognised gains and losses for the year	(33.2)	(13.5)

Reconciliation of movements in shareholders' funds for the year ended 31 December 2004

	2004 £million	2003 £million
(Loss)/profit for the financial year	(7.8)	4.3
Redemption of redeemable B shares (including issue costs)	(9.2)	(9.5)
Actuarial (loss)/gain on pension and other post-retirement schemes	(4.7)	6.0
Deferred tax associated with pension and other post-retirement schemes	(8.9)	(2.3)
Currency translation differences	(11.8)	(21.5)
Net decrease in shareholders' funds	(42.4)	(23.0)
At beginning of the financial year	252.3	275.3
At end of the financial year	209.9	252.3

Notes to the financial statements

1 Preparation of the preliminary announcement
The financial information in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2003 has been extracted from the financial statements for that year which have been delivered to the Registrar of Companies. The financial information for the year ended 31 December 2004 has been extracted from the financial statements for that year which will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The report of the auditors on the financial statements for both years was unqualified and did not contain a statement under either Section 237 (2) or Section 237(3) of the Companies Act 1985. The financial information is presented on the basis of accounting policies set out in the financial statements for the year ended 31 December 2003.

The preliminary announcement was approved by the Board of Directors on 17 February 2005.

2 Segmental information

	Group turnover		Group operating profit		Net ass	
	2004	2003	2004	2003	2004	
	£million	£million	£million	£million	£million	£m
a) Before goodwill amortisation and exceptionals Analysis by activity						
Chromium	110.5	121.9	(3.8)	6.8	92.6	
Inter-group turnover	(5.4)	(5.7)	-	-	-	
	105.1	116.2	(3.8)	6.8	92.6	
Specialties & Pigments	238.2	209.3	15.4	17.7	282.3	
Specialty Rubber	45.9	42.7	0.2	-	17.1	
	389.2	368.2	11.8	24.5	392.0	
Geographical analysis by origin						
North America	180.9	198.2	15.3	18.7	237.6	
Europe	178.9	144.6	(6.6)	3.9	128.2	
Rest of the World	29.4	25.4	3.1	1.9	26.2	
	389.2	368.2	11.8	24.5	392.0	
Unallocated liabilities	-	-	-	-	(180.3)	
	389.2	368.2	11.8	24.5	211.7	
b) After goodwill amortisation and exceptionals Analysis by activity						
Chromium	110.5	121.9	(5.1)	7.4	92.6	
Inter-group turnover	(5.4)	(5.7)	-	-	-	
	105.1	116.2	(5.1)	7.4	92.6	
Specialties & Pigments	238.2	209.3	2.4	3.8	282.3	
Specialty Rubber	45.9	42.7	0.2	(0.3)	17.1	
	389.2	368.2	(2.5)	10.9	392.0	
Geographical						

analysis by origin					
North America	180.9	198.2	4.5	7.0	237.6
Europe	178.9	144.6	(10.1)	2.0	128.2
Rest of the World	29.4	25.4	3.1	1.9	26.2
	389.2	368.2	(2.5)	10.9	392.0
Unallocated liabilities	-	-	-	-	(180.3)
	389.2	368.2	(2.5)	10.9	211.7

Notes to the financial statements continued

3. Goodwill amortisation and exceptionals

	2004 £million	2003 £million
Operating:		
Restructuring costs	2.9	1.7
Chromium insurance recovery	-	(0.8)
Restructuring of Specialty Rubber	-	0.3
	2.9	1.2
Goodwill amortisation	11.4	12.4
	14.3	13.6
Non-operating:		
Profit on disposal of properties - continuing operations	(2.6)	-
Profit on disposal of properties - discontinued operations	-	(0.8)
Loss on termination of business - continuing operations	2.3	-
	(0.3)	(0.8)
	14.0	12.8
Tax credit on goodwill amortisation and exceptionals	(0.2)	(4.2)
	13.8	8.6

The restructuring costs comprise £1.3 million in Chromium following an efficiency review at their site in Eaglescliffe, UK and £1.6 million in respect of Sasol Servo B.V. which was acquired on 30 June 2004. The restructuring costs in 2003 related to the introduction of the Group's ERP system. The profit on sale of property of £2.6 million was in respect of the sale and leaseback of

Specialty Rubber's Yateley, UK property. The loss on termination of business of £2.3 million arose following a decision by the joint venture partners to close Enenco Inc, in which the Group held a 50 per cent interest.

4 Net interest payable

	2004 £million	2003 £million
a) Net interest payable Interest payable:		
On bank loans	4.4	3.0
On other loans	0.1	0.2
	4.5	3.2
Interest receivable:		
On bank deposits	(0.3)	(0.8)
On other loans	(0.4)	(0.5)
Interest receivable in respect of corporation tax refunds	(0.2)	(0.8)
	(0.9)	(2.1)
Net interest payable	3.6	1.1
b) Other finance charges		
Unwind of discount on provisions	0.9	0.9
Pension and post-retirement liabilities	1.1	4.2
Other finance charges	2.0	5.1
Total interest payable	5.6	6.2

Notes to the financial statements
continued
5 Taxation
Analysis of tax charge in the year

	2004 £million	2003 £million
Current tax:		
UK corporation tax at 30.0%	-	-
Overseas corporation tax	0.5	1.8
Adjustments in respect of prior years- overseas	(2.2)	(1.0)
Total current tax	(1.7)	0.8
Deferred tax:		
United Kingdom	(2.5)	(1.4)

Overseas	0.1	(0.5)
Adjustments in respect of prior periods	1.3	1.2
Recoverable ACT	2.8	1.0
Total deferred tax	1.7	0.3
Tax charge	-	1.1

6 (Loss)/earnings per ordinary share

	2004			2003	
	(Loss)/ profit for the financial year £million	Weighted average number of shares million	(Loss)/ earnings per share pence	Profit for the financial year £million	Weigh aver number sha mill
Basic (loss)/earnings per share	(7.8)	431.9	(1.8)	4.3	431
Share options	-	-	-	-	6
Diluted(loss)/ earnings per share	(7.8)	431.9	(1.8)	4.3	437
Basic (loss)/earnings per share	(7.8)	431.9	(1.8)	4.3	431
Goodwill amortisation net of taxation	11.4	-	2.6	8.0	
Exceptionals net of taxation	2.4	-	0.6	0.6	
Basic earnings per share before goodwill amortisation and exceptionals	6.0	431.9	1.4	12.9	431
Share options	-	-	-	-	6
Diluted earnings per share before goodwill amortisation and exceptionals	6.0	431.9	1.4	12.9	43

Earnings per share before goodwill amortisation and exceptionals provides a measure of the underlying financial performance of the Group on a comparable basis with many other groups. In accordance with the requirements of FRS14, 6.4 million of share options have not been included in the calculation of the

diluted earnings per share in 2004 as the basic calculation is based upon a loss for the financial year.

Notes to the financial statements
continued

7 Net cash inflow from operating activities

	2004 £million	2003 £million
Operating (loss)/profit	(2.5)	10.9
Operating exceptionals	2.9	1.2
Goodwill amortisation	11.4	12.4
Depreciation (less grants credited)	15.4	15.6
Earnings before interest, tax, depreciation, amortisation and exceptionals	27.2	40.1
Share of profits of associated undertakings	-	(0.1)
Cash outflow on exceptionals	(2.0)	0.2
(Increase)/decrease in stocks	(7.2)	4.8
Increase in debtors	(3.4)	(2.8)
Increase/(decrease) in creditors	5.5	(4.9)
Provisions movement	(2.4)	(8.7)
Pension contributions net of current service cost	(4.6)	(10.3)
	13.1	18.3

8 Contingent liabilities
Particulars of Claim were served on the Company on 2 April 2004 alleging breaches of warranties under the contract for the sale of Pauls Malt Limited, relating to the repayment of export refunds to the Department for Environment, Food and Rural Affairs. The claim which amounts to approximately £5.2 million is being vigorously defended. The claim was first notified to the Company in 1998.

END

82-34751

Regulatory Announcement

Go to market news section

Company	HIP IV Inc
TIDM	
Headline	SAR - Elementis PLC
Released	07:00 18-Feb-05
Number	7667I

RNS Number:7667I
HIP IV Inc
17 February 2005

FORM SAR 3

Date of disclosure...17 February 2005....

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition......17 February 2005......................................

Acquisition in...........Elementis PLC.........................(name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
...Ordinary.........	...2,000,000....shares ...N/A..........rights	....

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
unaggregated: 65,323,071 shares.....(15.14%)	....n/a ....(%)	unaggregated: (15.14%)
aggregated (see 4(b) below): 65,695,000 shares (15.23%)		aggregated (see 4(b) below): (15.23%)

(3) Party making disclosure......HIP IV Incorporated..........................

(4) (a) Name of person acquiring shares or rights over shares .... Hanover Investors Partners - V,LLC
and, if different, beneficial owner.............................

(b) Names of any other persons acting by agreement or understanding (see SAR 5)..Hanover Investors Partners IV-L.P.(owner of 371,929 shares)

Signed, for and on behalf of the party named in (3) above..................

Telephone and extension number.....+1 212 735 1000..........................

Note 1. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

Note 2: The resultant total percentage holding of voting shares and rights over shares is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail: monitoring@disclosure.org.uk

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Company	HIP IV Inc
TIDM	
Headline	SAR - Elementis PLC
Released	18:30 17-Feb-05
Number	7625I

RNS Number:7625I
HIP IV Inc
17 February 2005

FORM SAR 3

Date of disclosure 17 FEBRUARY 2005

DISCLOSURE UNDER RULE 3 OF THE RULES GOVERNING
SUBSTANTIAL ACQUISITIONS OF SHARES ("SARs")

Date of acquisition 17 FEBRUARY 2005

Acquisition in ELEMENTIS PLC (name of company)

(1) Class of voting shares (eg ordinary shares)	Number of shares/rights over shares acquired	If rights over shares acquired, as opposed to the shares themselves, specify nature of rights
ORDINARY	2,000,000 shares N/A rights	N/A

(2) Resultant total holding of voting shares (and % of total voting shares in issue)	Resultant total holding of rights over shares (and % of total voting shares in issue)	Total percentage
UNAGGREGATED: 65,323,071 SHARES (15.14%)	N/A (%)	UNAGGREGATED: 15.14%
AGGREGATED (SEE 4(B) BELOW): 65,695,000 SHARES (15.23%)		AGGREGATED (SEE 4(B) BELOW): 15.23%

(3) Party making disclosure HIP IV INCORPORATED

(4) (a) Name of person acquiring shares or rights over shares

HANOVER INVESTORS PARTNERS - V, LLC

and, if different, beneficial owner

(b) Names of any other persons acting by agreement or understanding (see SAR 5)

HANOVER INVESTORS PARTNERS - IV, L.P. (OWNER OF 371,929 SHARES)

Signed, for and on behalf of the party named in (3) above

(Also print name of signatory) CRAIG MCKIBBEN

Telephone and extension number +1 212 735 1000

Note 1. Under SAR 5, the holdings of and acquisitions by persons acting by agreement or understanding must be aggregated and treated as a holding of or acquisition by one person. Note 3 on SAR 5 requires persons who must aggregate holdings to disclose certain disposals.

Note 2: The resultant total percentage holding of voting shares and rights over shares is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of the SARs disclosure requirements, see Rules 3 and 5 of the SARs. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. E-mail: monitoring@disclosure.org.uk

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	07:00 18-Feb-05
Number	7666I

RNS Number:7666I
Elementis PLC
17 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HANOVER INVESTORS PARTNERS - V. LLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

ALL THE SHARES ARE, OR ARE SHORTLY TO BE REGISTERED IN THE NAME OF THE SHAREHOLDER NAMED IN 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

-

5) Number of shares/amount of stock acquired.

2,000,000

6) Percentage of issued Class

0.49%

7) Number of shares/amount of stock disposed

-

8) Percentage of issued Class

-

9) Class of security

ORDINARY SHARES

10) Date of transaction

17/02/05

11) Date company informed

17/02/05

12) Total holding following this notification

65,323,073

13) Total percentage holding of issued class following this notification

15.14%

14) Any additional information

HIP IV INCORPORATED IS INTERESTED IN THE SHARES REGISTERED IN THE NAME OF THE ABOVE SHAREHOLDER IN ITS CAPACITY AS MANAGING MEMBER THEREOF AND IS ALSO INTERESTED IN THE 371,929 SHARES REGISTERED IN THE NAME OF HANOVER INVESTORS PARTNERS IV - L.P. IN ITS CAPACITY AS THE GENERAL PARTNER THEREOF. THE AGGREGATE INTEREST OF HIP IV INCORPORATED IS THEREFORE IN 65,695,000 ORDINARY SHARES (15.23%).

15) Name of contact and telephone number for queries

MARK PRUDDEN
01784 227022

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...17.2.2005............

LETTER TO ELEMENTIS PLC
LETTER DATED 17 FEBRUARY 2005

Notification of Interest in Shares

We, Hanover Investors Partners - V. LLC, ("HIP V") notify you pursuant to sections 198-202 of the Companies Act 1985 of Great Britain ("the Act") that:

1. we are interested in 65,323,071 ordinary shares in the share capital of Elementis plc ("the HIP V Shares"):
2. so far as known to us all the HIP V Shares are, or are shortly to be, registered in name of "Hanover Investors Partners - V, LLC"; and
3. our interest in the HIP V Shares (or in any of them) is not such an interest as is mentioned in section 208(5) of the Act.

Please also treat this letter as a notification pursuant to sections 198 - 202 of the Act on behalf of HIP IV incorporated of 2711 Centerville Road, Suite 400, Wilmington, New Castle, Delaware, USA 19808, that it is interested in a total of 65,695,000 ordinary shares in the share capital of Elementis plc. These shares include all the HIP V Shares, in which HIP IV Incorporated is interested in its capacity as our managing member and 371,929 shares registered in the name of Hanover Investors Partners IV-L.P., in which HIP IV Incorporated is interested in its capacity as the general partner of Hanover Investors Partners IV-L.P, HIP IV Incorporated's interest in all such shares (or in any of them) is not such an interest as is mentioned in section 208(5) of the Act.

LETTER FROM HANOVER INVESTORS PARTNERS - V,LLC

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	14:44 18-Feb-05
Number	7947I

RNS Number:7947I
Elementis PLC
18 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BRANDES INVESTMENT PARTNERS L.P.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

4,370,102

6) Percentage of issued Class

1.01%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

14 FEBRUARY 2005

11) Date company informed

18 FEBRUARY 2005

12) Total holding following this notification

22,042,573

13) Total percentage holding of issued class following this notification

5.1%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 22 7023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 18.2.05

LETTER TO: ELEMENTIS PLC
15 February 2005

We hereby notify you in accordance with Part VI of the Companies Act 1985 (the "Act"), as amended by Section 134 of the Companies Act 1989, that:

(i) at the close of business on February 14, 2005, Brandes Investment Partners, L.P. ("Brandes") was interested for purposes of the Act in 5.1% of Elementis Plc ordinary shares as defined in section 198(2) of the Act, of Elementis Plc;

(ii) at the close of business on February 14, 2005, Brandes was interested for purposes of the Act in 22,042,573 ordinary shares as defined in section 198(2) of the Act, of Elementis Plc (the "Relevant Shares");

(iii) the registered holders of all of the Relevant Shares in which Brandes has an interest for purposes of the Act are approximately 21 custodian banks unaffiliated with Brandes;

(iv) none of the shares referred to in sub-paragraphs (i) or (ii) are shares in which Brandes is interested by virtue of section 208(5) of the Act.

From: Jacqueline M Ramsay (Registration Coordinator,
Brandes Investment Partners)

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:16 22-Feb-05
Number	8762I

RNS Number:8762I
Elementis PLC
22 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCHRODER INVESTMENT MANAGEMENT LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

1,356,685

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.31%

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

9) Class of security

ORDINARY SHARES

10) Date of transaction

NOT KNOWN

11) Date company informed

21.2.2005

12) Total holding following this notification

48,473,928

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

11.22%

14) Any additional information

15) Name of contact and telephone number for queries

PENNY WATSON
01784 22 7023

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 22.2.05

LETTER TO: ELEMENTIS PLC
21 February 2005

5p ORDINARY SHARES ("SHARES")

We write to advise you that we, Schroder Investment Management Limited, have an interest in 43,720,842 shares which are held in portfolios managed by us on a discretionary basis for clients under investment management agreements.

Included in this figure are: -

(i) 1,850,926 shares registered or to be registered in the name of our wholly-owned subsidiary nominee company, Schroder Nominees Limited (Schroder Nominees).

(ii) 17,483,512 shares held in (a) unit trust(s) operated and managed by an affiliated company. Schroder Unit Trusts Limited (SUTL), and registered or to be registered in the name of Chase Nominee and,

(iii) 24,386,404 shares neither registered nor to be registered in the name of Schroder Nominees. The registration details are shown on the enclosed schedule.

A subsidiary, Schroder Investment Management North America Ltd (SIMNA Ltd), is managing (a) portfolio(s) on a similar basis holding a further 4,753,086 shares. These shares are registered or to be registered in the name of Chase Nominees Limited.

We believe that we, our subsidiary and affiliated company are therefore interested in an overall aggregate of 48,473,928 shares, representing some 11.220% of the total number of shares in issue, namely 432,034,561.

This notification is made to you:-

(a) in respect of our interest as investment managers,

(b) on behalf of SIMNA Ltd and SUTL in relation to the interests they are treated as having respectively under the Companies Act 1985 (the Act), and

(c) on behalf of Schroders plc., our holding company, which is treated as having an interest in all of the above shares under the Act by virtue of its ownership of SIMNA Ltd. SUTL and ourselves.

Alison Dunn Assistant Manager - Compliance (Schroders)

5P ORDINARY SHARES
SCHEDULE

REGISTRATION	AMOUNT
British Coal Staff Superannuation a/c:P	8,724,778
Chase Nominees Limited	4,350,926
Mineowrkers' Pension Scheme a/c:R	9,500,000
Nortrust Nominees Limited	1,810,700
	24,386,404

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Company	Elementis PLC
TIDM	ELM
Headline	Annual Report and Accounts
Released	12:10 22-Mar-05
Number	0634K

RNS Number:0634K
Elementis PLC
22 March 2005

Elementis plc

ISSUE OF REDEEMABLE B SHARES
REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004

Copies of the Circular dated 22 March 2005 and of the Report and Accounts for the year ended 31 December 2004 have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7676 1000

For further information contact-

Penny Watson
Elementis plc

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Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Sale of Adhesive Business
Released	14:17 24-Mar-05
Number	2080K

RNS Number:2080K
Elementis PLC
24 March 2005

24 MARCH 2005

ELEMENTIS plc

SALE OF HARDMAN EPOXY AND URETHANE PRODUCTS BUSINESS

Elementis plc (LSE:ELM) today announced that it has agreed to sell its Hardman epoxy and urethane products business headquartered in Belleville, New Jersey, US ("Hardman"), for a cash payment of approximately £7.8m to Royal Adhesives and Sealants, LLC ("Royal"). Royal is a manufacturer and marketer of specialty adhesives and sealants for use primarily in industrial and commercial applications throughout the United States.

Hardman, which has previously been managed as part of the Elementis Specialties business, is a manufacturer and marketer of epoxy and urethane products into the adhesive and sealants industry worldwide, has a strong presence in North America, and employs around 43 people. Proceeds from the sale will be used to reduce debt.

In the year ending 31 December 2004, Hardman made EBITDA of £1.1m on sales of £10.4m and net assets of £2.4m.

Geoff Gaywood, Chief Executive Officer of Elementis, commented: "This transaction is consistent with our commitment to divest non-core chemical assets at values that reflect the best interests of our shareholders. "

Notes to Editors

This announcement has assumed an exchange rate of US$1.9 to the UK pound
EBITDA is an abbreviation for Earnings Before Interest, Tax, Depreciation and Amortisation of goodwill

- Ends -

Enquiries

Elementis		01784 227000
Geoff Gaywood	Chief Executive	
Brian Taylorson	Finance Director	
		020 7404 5959

Kate Holgate
Wendel Verbeek
Chi Lo

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RECEIVED
2005 MAY 12 A

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	IFRS statement
Released	08:00 31-Mar-05
Number	3696K

RNS Number:3696K
Elementis PLC
31 March 2005

31 March 2005

ELEMENTIS plc

STATEMENT ON THE TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS

Introduction

Elementis plc will be reporting its financial results in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) with effect from 1 January 2005. This statement presents the results for the six months ended 30 June 2004 and the year ended 31 December 2004 restated to an IFRS basis.

2004 Full Year Highlights

- Sales unchanged at £389.2 million
- Underlying operating profit of £11.5 million1 (UK Gaap: £11.8 million)
- Profit before tax of £3.3 million (UK Gaap: loss of £7.8 million)
- Underlying earnings per share 1.3p (UK Gaap: 1.4p)
- Group cash flow and net year end borrowings unchanged
- Net assets increased by £11.4 million and net year end gearing 29 per cent2 (UK Gaap: 30 per cent)

1. Exceptional items are not defined under IFRS. Underlying profits exclude those items classified as exceptional under UK Gaap, together with any goodwill amortisation charged under UK Gaap.

2. The ratio of net borrowings to shareholders' funds plus net borrowings.

Brian Taylorson, Finance Director of Elementis plc, said:
"The main impact of the transition to IFRS is that goodwill arising on acquisition will no longer be amortised over 20 years. Profit before taxation in 2004 is increased by £11.1 million mainly due to this change. Underlying earnings per share which excluded goodwill amortisation and items classified as exceptional under UK Gaap is 1.3 pence per share under IFRS compared to 1.4 pence per share under UK Gaap".

- Ends -

On 31 March 2005 at 14.30 BST, Elementis will be holding a conference call for analysts and investors to discuss the implications of the transition to IFRS on the reported results. The conference call will be hosted by Brian Taylorson, Finance Director, and Stuart Kilpatrick, Group Financial Controller, and UK and international callers can participate by calling +44 (0)1452 561263. Should you

for 7 days on 0845 245 5205 from the UK or on +44 (0)1452 550 000 internationally, access code 491 0800#.

Enquiries

Elementis +44 (0)1784 227000
Brian Taylorson Finance Director
Hilary Reid Evans Head of Investor Relations and Corporate Communications

Brunswick +44 (0)20 7404 5959
Kate Holgate
Wendel Verbeek
Laure Korenian-Chabert

Restatement of financial information for International Accounting Standards and International Financial Reporting Standards

Introduction

Elementis plc currently prepares its primary financial statements under UK Generally Accepted Accounting Practice (UK GAAP). From 1 January 2005 the Group is required to prepare its consolidated financial statements in accordance with International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS)* and Interpretations as adopted by the European Union (EU). The first results prepared under IFRS will be the Group's interim results for the six months ending 30 June 2005. The Group's first Annual Report under IFRS will be for 2005.

Basis of preparation

The restated financial information has been prepared in accordance with IFRS under the assumption that all existing standards in issue from the International Accounting Standards Board (IASB) will be fully endorsed by the EU. The failure of the EU to endorse all of these standards for financial reporting in 2005 could result in changes to the financial information presented in this document. The financial information for the six months ended 30 June 2004 and for the full year ended 31 December 2004, as prepared on the above basis, is unaudited.

IFRS 1 exemptions

IFRS 1 'First Time Adoption of International Financial Reporting Standards', determines that the transition date for Elementis plc will be 1 January 2004. It permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS during the transition period. Elementis plc has taken the following key exemptions:

- Business combinations

  The Group has not restated business combinations prior to the transition date to an IFRS basis.

- Financial Instruments

  The Group has taken the exemption not to restate comparatives for IAS 32 and IAS 39. As a result, the information in this restatement and the comparative information in the 2005 Financial Statements will be presented on the existing UK GAAP basis.

- Cumulative translation differences

  Under IAS 21, on disposal of a business, the cumulative amount of exchange differences previously recognised directly in equity for that business are charged or credited to the income statement as part of the profit or loss

on disposal. The Group has adopted the exemption allowing these cumulative translation differences to be reset to zero at the transition date.

- Share based payments

The Group has adopted the exemption to apply IRFS 2 'Share-based payments' only to awards made after 7 November 2002.

* References to IFRS throughout this document refer to the application of International Accounting Standards and International Financial Reporting Standards.

Accounting policy changes

(a) IFRS 2 Share Based Payments

In accordance with IFRS 2, Elementis is required to recognise a charge to operating profit representing the fair value of share options granted to employees. The fair value has been calculated using a binomial valuation model and is charged to the income statement over the relevant vesting period. The charge is adjusted to reflect actual and expected levels of vesting, and for the expected achievement of any non-market performance conditions attached to each option. The impact in 2004 is a charge of £0.1 million for the six months ended 30 June 2004 and £0.2 million for the year ended 31 December 2004.

(b) IAS 19 Employee Benefits

Elementis fully adopted FRS 17 'Retirement Benefits' for the year ended 31 December 2002. The Group's policy under FRS 17 is to recognise any actuarial gains and losses in full immediately in the statement of recognised gains and losses.

There is an option to account for actuarial gains and losses in this way within the IASB exposure draft "Actuarial Gains and Losses, Group Plans and Disclosures". The draft was adopted by the IASB in December 2004 and is effective from 1 January 2006 with earlier adoption allowed. Elementis will apply the revised standard voluntarily from the transition date. There is therefore no operating profit impact of the transition to IFRS in respect of pensions and post retirement benefits.

Under FRS 17 deferred tax assets and liabilities are netted against the gross pension asset and liability. They are classified separately under IFRS and as a result £25.8 million has been transferred from the pension liability reported under UK GAAP at 31 December 2003. At 30 June 2004 the transfer to deferred tax assets was £26.0 million and at 31 December 2004 the transfer was £16.9 million.

(c) IFRS 3 Business Combinations

IFRS 3 prohibits merger accounting and the amortisation of goodwill. The standard requires goodwill to be carried at cost with an annual impairment review.

Under the transitional arrangements of IFRS 1:

- All prior business combination accounting is frozen at the transition date; and
- The value of goodwill is frozen at 1 January 2004 and treated as cost from that date.

The impact of removing the amortisation charge is to increase operating

profit by £11.4 million in the year ended 31 December 2004 and by £5.6 million for the six months ended 30 June 2004. There are no net associated tax impacts in either period. However the tax benefit from the amortisation of goodwill in the computation of US taxable profits continues to accrue and this increases earnings per share before goodwill amortisation and exceptionals by 0.1 pence in the six months ended 30 June 2004 and by nil in the full year. Basic earnings per share included this tax benefit under UK GAAP.

(d) IAS 32 and IAS 39 Financial Instruments

IAS 32 and IAS 39 address the accounting for, and financial reporting of, financial instruments. IAS 32 covers disclosure and presentation whilst IAS 39 covers recognition and measurement. The general principle of IAS 39 is that financial assets should be recognised at fair value and financial liabilities should be recognised at amortised cost although the IASB version has an option to fair value financial liabilities. Accounting for the movements in fair value is dependant on the designation of the relevant financial instrument and whether hedge accounting is applied. Under the transitional rules of IFRS 1, Elementis will adopt IAS 32 and IAS 39 with effect from 1 January 2005.

These standards impact Elementis in the following areas:

(i) Transactional hedging

Elementis uses forward foreign currency contracts to hedge transaction exposures where appropriate. It is unlikely that this process would qualify for hedge accounting under IAS 39 which means that all exchange differences would be taken to the profit and loss account. At 30 June 2004 and 31 December 2004 there were no forward contracts outstanding and therefore there would be no adjustment to the reported results in applying IAS 39 for transactional hedging.

(ii) Balance sheet hedging

Elementis borrows in USD and Euros to hedge the translation exposures on its overseas net assets. IFRS will require formal documentation of the hedge and regular monitoring to ensure that the hedge is effective and for hedge accounting to be available. With the documentation and monitoring in place, it is anticipated that all exchange gains or losses will be matched in equity against the gains or losses on the overseas net assets.

(iii) Embedded derivatives

Embedded derivatives arise in loan instruments, leases or commercial contracts. Embedded derivatives occur in contracts that incorporate either implicit or explicit terms that result in the contract behaving like a derivative. Where a contract includes an embedded derivative which is not closely related to the host contract, the derivative element must be accounted separately from the host contract.

Elementis has a number of commercial contracts which are settled in a currency that is not the primary currency in which either party operates or the currency in which the goods traded are routinely denominated. These are embedded derivatives which will require separation. In effect this means that the foreign currency gain or loss between the date of order and the date of the transaction will be recognised in the income statement. The foreign currency gain or loss between the transaction date and the settlement date will continue to be recognised under IFRS as it currently is under UK GAAP. Given the relatively short time period between order and delivery in most businesses, the impact is not expected to be material.

(iv) Disclosure of B shares

Due to the preferential rights attached to the redeemable B shares, under IFRS they will be classified as debt and the preference dividends paid classified as interest with effect from 1 January 2005. Under current UK GAAP the B shares are classified as equity and preference dividends are disclosed within dividends The net book value of the B shares at 31 December 2004 was £2.2 million.

(e) IAS 12 Income Taxes

IAS 12 changes the methodology used to calculate deferred tax on unrealised profit on inter-company sales. Under IFRS deferred tax is calculated at the receiving company's tax rate whilst under UK GAAP, deferred tax is calculated at the supplying company's tax rate. In respect of unrealised profit on inter-company sales, deferred tax assets have been increased by £0.1 million at 31 December 2004, and by £nil at 30 June 2004 and 31 December 2003 respectively.

Under IAS 12, deferred tax is always recognised on the difference between the book value of any revalued non-monetary assets and their tax base. Under UK GAAP deferred tax would only be provided if there was an intention to dispose of the asset. A subsidiary company of Elementis plc carries a non-sterling denominated investment and revalues it to the closing exchange rate at each period end. This gives rise to a deferred tax liability of £3.6 million at 31 December 2003, £0.7 million at 30 June 2004 and £4.0 million at 31 December 2004. The recognition of this liability enables the same subsidiary to account for an equal and opposite deferred tax asset in respect of previously unrecognised capital losses and there is therefore no impact on the income statement. There is no impact on the balance sheet as the asset and liability net off within deferred tax liabilities.

(f) IAS 38 Intangible Assets

Under IAS 38 Elementis is required to capitalise intangible assets subject to certain specified criteria. The Group's policy under UK GAAP in respect of research and development expenditure was to expense such costs. Under IAS 38 research expenditure is expensed whereas development costs must be capitalised where the criteria have been met. Following a review of the Group's research and development expenditure over the last five years, no material development costs met the IAS38 criteria and therefore no adjustment was required under IFRS.

Under IAS 38 there is a rebuttable presumption that the fair value of an intangible asset can be measured reliably on the acquisition of a business. IAS 38 has been applied to the acquisition accounting for Sasol Servo BV, which was acquired on 30 June 2004 and an intangible asset of £0.6 million has been recognised at that date and £0.5 million recognised at 31 December 2004. The intangible asset relates to a favourable supply contract, whereby the business can purchase raw materials at below market price from a supplier.

Amortisation of intangible assets under IAS 38 for the six months ended 30 June 2004 was £nil and £0.1 million for the full year. There was no effect on the tax charge of this change in accounting policy.

(g) IFRS 5 Non current assets held for sale

IFRS 5 requires, subject to certain criteria, non current assets held for sale to be presented separately in the balance sheet at fair value less costs to sell. Non current assets held for sale are not depreciated. As a result £3.4 million was transferred from non current assets to current

assets at 30 June 2004 and £0.4 million at 31 December 2004 (31 December 2003 : £nil).

There was no impact on the income statement in the six months ended 30 June 2004 or in the full year.

(h) IAS 14 Segmental Reporting

Both UK GAAP and IFRS require statutory segmental reporting to match the internal reporting structure. Under UK GAAP, there is an exemption if the disclosure of a particular segment is considered by the directors to be prejudicial to the interests of the Company. Under IFRS there is no exemption and as a result, Elementis will be required to disclose segmental information for the Pigments business separately from the Specialties business, with effect from 1 January 2005.

Conclusion

The IFRS information in this document has been prepared on the basis set out above and, in particular, is subject to the completion of the EU endorsement process. The financial information presented sets out the adjustments between UK GAAP and IFRS for Elementis plc based on the information currently available. The financial information should not be used as indicators of future adjustments between UK GAAP and IFRS due to the risk and uncertainty surrounding events in the future. Net assets are impacted on the restatement from UK GAAP to IFRS, but there is no impact upon the underlying cash balances within the business.

The overall impact on earnings per share as set out below:

	Six months ended 30 June 2004 pence	Year ended 31 December 2004 pence
Basic and diluted		
IFRS	0.6	0.8
UK GAAP	(0.7)	(1.8)
Basic and diluted before goodwill amortisation and exceptionals		
IFRS	0.7	1.3
UK GAAP	0.6	1.4

Summarised Consolidated Income Statement

	IFRS Six months ended 30 June 2004 Unaudited £million	IFRS Year ended 31 December 2004 Unaudited £million
Turnover	176.8	389.2

Operating profit		
- before exceptionals	5.6	11.5
- exceptionals	(1.0)	(2.6)
Operating profit	4.6	8.9
Net finance costs	(2.6)	(5.6)
Profit before tax	2.0	3.3
Taxation	0.4	0.1
Profit after tax	2.4	3.4
Minority interest	-	-
Net profit for the period	2.4	3.4
Basic and diluted earnings per share	0.6p	0.8p
Basic and diluted earnings per share before exceptionals	0.7p	1.3p

Summarised Consolidated Balance Sheet

	IFRS 30 June 2004 Unaudited £million	IFRS 31 December 2004 Unaudited £million
ASSETS		
Non-current assets		
Property, plant and equipment	171.8	173.0
Goodwill and intangible assets	163.8	155.7
Other investments	3.8	1.9
Deferred tax assets	26.0	16.9
	365.4	347.5
Current assets		
Inventories	66.3	68.3
Trade and other receivables	91.9	84.0
Cash and cash equivalents	32.4	11.5
Assets classified as held for sale	6.7	3.7
	197.3	167.5
Total assets	562.7	515.0
LIABILITIES		
Current liabilities		
Short term borrowings and overdrafts	8.7	4.4
Other creditors	65.4	79.8
Liabilities classified as held for sale	1.3	1.3
	75.4	85.5
Non-current liabilities		

Deferred tax liabilities	0.9	2.9
Retirement benefit obligations	79.7	81.4
Provisions	23.4	22.4
Government grants	2.4	2.4
	236.3	206.4
Total liabilities	311.7	291.9
Net assets	251.0	223.1
EQUITY		
Capital and reserves attributable to equity holders		
Share capital	23.6	23.8
Share premium account	1.2	1.2
Other reserves	66.9	71.5
Retained earnings	157.4	124.8
	249.1	221.3
Minority equity interests	1.9	1.8
Total equity and reserves	251.0	223.1

Reconciliation of Profit
For the six months ended
30 June 2004

	Previously reported under UK GAAP	IFRS 2 Share based payments (a)	IFRS 3 Business combinations (c)	Total effect of transition to IFRS	Re unde Una
	£million	£million	£million	£million	£m
Sales	176.8	-	-	-	
Operating profit:					
- before goodwill amortisation & exceptionals	5.7	(0.1)	-	(0.1)	
- goodwill amortisation	(5.6)	-	5.6	5.6	
- exceptionals	(1.0)	-	-	-	
Operating (loss)/profit	(0.9)	(0.1)	5.6	5.5	
Net finance costs	(2.6)	-	-	-	
(Loss)/profit before tax	(3.5)	(0.1)	5.6	5.5	

Taxation	0.4	-	-	-
(Loss)/profit after tax	(3.1)	(0.1)	5.6	5.5
Minority interest	-	-	-	-
(Loss)/profit for the period	(3.1)	(0.1)	5.6	5.5
(Loss)/earnings per share	(0.7)p	-	1.3	1.3
Earnings per share before goodwill amortisation & exceptionals	0.6p	-	0.1	0.1

Reconciliation of Equity as at 30 June 2004

	Previously reported under UK GAAP	Re-classifications	IFRS 12 Shared based payments (a)	IFRS 3 Business combinations (c)	Non-
	£million	£million	£million	£million	£m
ASSETS					
Non-Current assets					
Property, plant & equipment	175.2	-	-	-	-
Goodwill & intangible assets	158.2	-	-	5.6	-
Other investments	3.8	-	-	-	-
Deferred tax assets	-	26.0	-	-	-
	337.2	26.0	-	5.6	-
Current Assets					-
Inventories	68.1	-	-	-	-
Trade & other receivables	93.4	-	-	-	-
Short term investments, cash & cash					

equivalents	32.4	-	-	-	-
Non current assets held for sale	-	-	-	-	-
	193.9	-	-	-	-
Total assets	531.1	26.0	-	5.6	-
LIABILITIES Current liabilities Short term borrowings overdrafts & current instalments of loans	(8.7)	-	-	-	-
Other creditors	(66.6)	-	-	-	-
Liabilities held for sale	-	-	-	-	-
	(75.3)	-	-	-	-
Non-current liabilities Loans	(129.9)	-	-	-	-
Net pension liability	(53.7)	(26.0)	-	-	-
Provisions	(24.4)	0.9	-	-	-
Government Grants	(2.4)	-	-	-	-
Deferred tax liabilities	-	(0.9)	-	-	-
	(210.4)	(26.0)	-	-	-
Total liabilities	(285.7)	(26.0)	-	-	-
Net assets	245.4	-	-	5.6	-
EQUITY Capital & reserves attributable to equity holders Share capital	23.6	-	-	-	-
Share premium	1.2	-	-	-	-
Capital redemption					

reserve	66.9	-	-	-
Profit & loss account	151.8	-	-	5.6
	243.5	-	-	5.6
Minority equity interests	1.9	-	-	-
Total equity & reserves	245.4	-	-	5.6

Reconciliation of Profit
For the year ended 31 December 2004

	Previously reported under UK Gaap	Reclassification	IFRS 2 Share based payments (a)	IFRS 3 Business combinations (c)	IAS 3 Intangibl asset (f
	£million	£million	£million	£million	£millio
Sales	389.2	-	-	-	
Operating profit:					
- before goodwill amortisation & exceptionals	11.8		(0.2)	-	(0.
- goodwill amortisation	(11.4)	-	-	11.4	
- exceptionals	(2.9)	0.3	-	-	
Operating (loss)/profit	(2.5)	0.3	(0.2)	11.4	(0.
Non operating exceptionals	0.3	(0.3)	-	-	
Net finance costs	(5.6)	-	-	-	
(Loss)/profit before tax	(7.8)	-	(0.2)	11.4	(0.
Taxation	-	-	-	-	
(Loss)/profit after tax	(7.8)	-	(0.2)	11.4	(0.

Minority interest	-	-	-	-	----
(Loss)/profit for the year	(7.8)	-	(0.2)	11.4	(0.
(Loss)/earnings per share	(1.8)p	-	-	2.6	
Earnings per share before goodwill amortisation & exceptionals	1.4p	-	(0.1)	-	

Reconciliation of Equity as at 31 December 2004

	Previously reported under UK GAAP	Re-classifications	IFRS 2 Share based payments (a)	IFRS 3 Business combinations (b)	IAS 38 Intangible assets (f)	IAS 12 Income tax (e)
	£million	£million	£million	£million	£million	£million
ASSETS						
Non-Current assets						
Property, plant & equipment	173.4	-	-	-	-	-
Goodwill & intangible assets	144.4	-	-	11.4	(0.1)	-
Other investments	1.9	-	-	-	-	-
Deferred tax assets	-	16.9	-	-	-	-
	319.7	16.9	-	11.4	(0.1)	-
Current Assets						
Inventories	70.1	-	-	-	-	-
Trade & other receivables	85.5	-	-	-	-	-
Short term investments, cash & cash equivalents	11.5	-	-	-	-	-
Non current						

assets held for sale	-	-	-	-	-	-
	167.1	-	-	-	-	-
Total assets	486.8	16.9	-	11.4	(0.1)	-
LIABILITIES Current liabilities Short term borrowings overdrafts & current instalments of loans	(4.4)	-	-	-	-	-
Other creditors	(81.0)	-	-	-	-	-
Liabilities held for sale	-	-	-	-	-	-
	(85.4)	-	-	-	-	-
Non-current liabilities Loans	(97.3)	-	-	-	-	-
Net pension liability	(64.5)	(16.9)	-	-	-	-
Provisions	(25.5)	3.0	-	-	-	-
Government Grants	(2.4)	-	-	-	-	-
Deferred tax liabilities	-	(3.0)	-	-	-	0.1
	(189.7)	(16.9)	-	-	-	0.1
Total liabilities	(275.1)	(16.9)	-	-	-	0.1
Net assets	211.7	-	-	11.4	(0.1)	0.1
EQUITY Capital & reserves attributable to equity holders Share capital	23.8	-	-	-	-	-
Share premium	1.2	-	-	-	-	-
Capital						

redemption reserve	71.5	-	-	-	-	-
Profit & loss account	113.4	-	-	11.4	(0.1)	0.1
	209.9	-	-	11.4	(0.1)	0.1
Minority equity interests	1.8	-	-	-	-	-
Total equity & reserves	211.7	-	-	11.4	(0.1)	0.1

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	12:31 31-Mar-05
Number	4050K

RNS Number:4050K
Elementis PLC
31 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

GEOFF GAYWOOD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

GEOFF GAYWOOD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

30 MARCH 2005

18) Period during which or date on which exercisable

30 MARCH 2008 TO 29 MARCH 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

ORDINARY 5p SHARES 760,976

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

51.25p

22) Total number of shares or debentures over which options held following this notification

4,088,154

23) Any additional information

-

24) Name of contact and telephone number for queries

PENNY WATSON 01784 227023

25) Name and signature of authorised company official responsible for making this notification

P WATSON

Date of Notification 31/03/2005

This information is provided by RNS
The company news service from the London Stock Exchange

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82-34751

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	12:39 31-Mar-05
Number	4052K

RNS Number:4052K
Elementis PLC
31 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

PHILIP BROWN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PHILIP BROWN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

\-

7) Number of shares/amount of stock acquired

8) Percentage of issued Class

9) Number of shares/amount

of stock disposed

10) Percentage of issued Class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

30 MARCH 2005

18) Period during which or date on which exercisable

30 MARCH 2008 TO 29 MARCH 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

ORDINARY 5p SHARES 284,098

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

51.25p

22) Total number of shares or debentures over which options held following this notification

1,492,373

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON 01784 227023

25) Name and signature of authorised company official responsible for making this notification

P WATSON

Date of Notification 31/03/2005

This information is provided by RNS
The company news service from the London Stock Exchange

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82-34751

Regulatory Announcement

Go to market news section

Free annual report

Company	Elementis PLC
TIDM	ELM
Headline	Director Shareholding
Released	12:45 31-Mar-05
Number	4053K

RNS Number:4053K
Elementis PLC
31 March 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

ELEMENTIS PLC

2) NAME OF DIRECTOR

BRIAN TAYLORSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

INTEREST OF A DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

BRIAN TAYLORSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

INTEREST OF A DIRECTOR

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

-

7) Number of shares/amount of stock acquired

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount of stock disposed

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

30 MARCH 2005

18) Period during which or date on which exercisable

30 MARCH 2008 TO 29 MARCH 2015

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

ORDINARY 5P SHARES
468,293

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

51.25P

22) Total number of shares or debentures over which options held following this notification

2,445,347

23) Any additional information

24) Name of contact and telephone number for queries

PENNY WATSON 01784 227023

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 31.3.2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company Number: 3299608



The Companies Acts 1985 to 1989
Ordinary and Special Resolutions
of
Elementis plc

At the Annual General Meeting of the Company duly convened and held on 28 April 2005 the following resolutions were passed, No 1 was passed as an Ordinary Resolution and Numbers 2 and 3 as Special Resolutions:

1. That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) an so that for this purpose the Section 80 amount will be £7,202,703 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 28 July 2006, whichever shall be the earlier.

2. That:

   (a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,080,086 and the prescribed period will be the period specified in Resolution 9;

   (b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by Article 4.2" were omitted from the second line of Article 4.4; and

   (c) for the purpose of such power the reference in article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares respectively held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

3. That the authority conferred on the Company at the seventh Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

   (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 43,203,456;

8234751

(b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

(c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company or 27 April 2006, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

Philip Brown
Secretary

28 April 2005

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred, or sell or transfer on or before 26 April 2005, all of your ordinary shares of 5 pence each in Elementis plc, please send this entire document and the accompanying forms to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was or is effected for transmission to the purchaser or transferee.

Application has been made to the UK Listing Authority for the Redeemable B Shares to be admitted to the Official List. It is expected that admission of the Redeemable B Shares will become effective and dealings in them will commence on 3 May 2005.

ELEMENTIS

Elementis plc

Issue of Redeemable B Shares

Details of special business to be conducted at Annual General Meeting

Notice of Annual General Meeting

A letter from the Chairman of Elementis plc appears on page 3 of this document.

Notice of the forthcoming Annual General Meeting is set out on pages 16 and 17 of this document.

A timetable of principal events is set out on page 2 of this document. Key times and dates are:

(a) **11.00am** on **Tuesday 26 April 2005** which is the latest time and date for receipt of Forms of Proxy for use at the Annual General Meeting by Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW;

(b) **5.00pm** on **Tuesday 26 April 2005** which is the latest time and date for receipt of Redemption Forms by Lloyds TSB Registrars at the address indicated above;

(c) **11.00am** on **Thursday 28 April 2005** when the Annual General Meeting of Elementis plc will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

If you have any queries in relation to the Redemption Form, you may call Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day. Lloyds TSB Registrars will not provide advice on the merits of the proposals set out in this document or give any financial or taxation advice.

Contents Page

The definitions and abbreviations set out in "Definitions" apply throughout this document unless the context requires otherwise.

Timetable of principal events

Latest date for requesting Partial Redemption Forms from the Registrars, Lloyds TSB Registrars	Tuesday 19 April 2005
Record date for entitlements to New Redeemable B Shares	Tuesday 26 April 2005
Latest time and date for receipt of Proxy Forms in respect of the Annual General Meeting	11.00am on Tuesday 26 April 2005
Latest time and date for receipt of Redemption Forms (from certificated and uncertificated Shareholders) and/or completed share certificates	5.00pm on Tuesday 26 April 2005
Annual General Meeting	11.00am on Thursday 28 April 2005
New Redeemable B Shares expected to be admitted to trading on the London Stock Exchange and dealings commence	8.00am on Tuesday 3 May 2005
New and Existing Redeemable B Shares redeemed by the Company pursuant to Redemption Forms or share certificates validly completed and received by 26 April 2005	Tuesday 3 May 2005
New Redeemable B Shares and Redemption proceeds entered into CREST	Tuesday 3 May 2005
Despatch of share certificates in respect of the New Redeemable B Shares	by Tuesday 3 May 2005
Despatch of cheques in respect of New and Existing Redeemable B Shares redeemed	by Wednesday 4 May 2005

If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on the Regulatory News Service of the London Stock Exchange.



Letter from the Chairman of Elementis plc

Elementis plc

Registered in England and Wales No. 3299608

Registered office
Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

22 March 2005

To Shareholders and, for information only, to holders of Loan Notes.

Dear Shareholder

Introduction

This letter provides details of the special business to be conducted at the Annual General Meeting of the Company to be held on 28 April 2005. The Notice convening the Annual General Meeting is set out on pages 16 and 17. This letter also includes details of the forthcoming further issue of Redeemable B Shares and information regarding the election of Dr. Keith Hopkins and Dr. Kevin Matthews as non-executive directors, the re-election of two executive directors and the appointment of KPMG Audit Plc auditors.

BACKGROUND TO THE ISSUE OF NEW REDEEMABLE B SHARES

The Board is not proposing to pay a final ordinary dividend. Instead, as in previous years, there will be a capitalisation issue of Redeemable B Shares out of the Company's merger reserve.

The New Redeemable B Shares will be allotted to holders of Ordinary Shares on the Company's register of members on 26 April 2005 on the basis of 1.1 Redeemable B Share for every 1 Ordinary Share held. Where the issue of New Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The allotment is coupled with an offer to redeem these new shares for cash at their nominal value of 1 penny per share on 3 May 2005.

The New Redeemable B Shares will have a nominal value of 1 penny each. They will carry a non-cumulative preferential dividend at a rate of 75 per cent of six month LIBOR per annum. The New Redeemable B Shares should be qualifying investments for the purposes of the relevant PEP and ISA regulations. The B Preferential Dividend will be paid six months in arrears with the first dividend for this issue being payable in November 2005.

Further details of the issue of the New Redeemable B Shares and the Redemption Offer are set out in Part II of this document.

ACTION TO BE TAKEN TO NEW REDEEM NEW REDEEMABLE B SHARES

Holders of New Redeemable B Shares may elect to have all or part of their holdings of New Redeemable B Shares redeemed on 3 May 2005 by completing and returning the Redemption Form by 26 April 2005 to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope. Further information on completing and returning the Redemption Form is set out in Part II, Section 4 of this document.

If you do not wish to have your New Redeemable B Shares redeemed on 3 May 2005, you need take no further action. The Board, at its discretion, may make redemption offers in the future so as to give such holders of New Redeemable B Shares further opportunity to have them redeemed at their nominal value.

REDEMPTION OFFER IN RESPECT OF EXISTING REDEEMABLE B SHARES

A further offer is being made to holders of Existing Redeemable B Shares to redeem these shares at their nominal value on 3 May 2005. Such holders should read the letter entitled 'Notice of a further redemption offer for the Elementis plc Redeemable B Shares' for details of the action which they should take if they wish to accept this offer.

The attention of Shareholders who are not resident in the United Kingdom is drawn to Section 1 of Part IV of this document.

INFORMATION REGARDING THE RE-ELECTION OF TWO EXECUTIVE DIRECTORS AND THE ELECTION OF TWO NON-EXECUTIVE DIRECTORS OF THE COMPANY

At the Annual General Meeting this year, Shareholders have the opportunity to vote for the re-election of two executive directors, namely Geoff Gaywood and Brian Taylorson and the election of Dr. Keith Hopkins and Dr. Kevin Matthews both as non-executive directors of the Company. Michael Hartnall, a non-executive director of the Company, will not seek re-election at the Annual General Meeting and accordingly will retire from the Board of Directors immediately on close of the Meeting. To assist Shareholders in making an informed decision on the election of these four directors the following background information has been provided:

Geoff Gaywood

Geoff Gaywood (aged 61) was appointed Chief Executive in October 2001. He was previously Managing Director of the European division of International Specialty Products Inc and general manager of its global acetylenics business. Prior to that, he was with the Dow Chemical Company for 24 years in a number of general management roles in Europe, South Africa and Japan. Most recently Geoff Gaywood was Director of Chemicals at Ernst & Young LLP based in the UK. He was born and educated in England and holds a degree in chemical engineering from London University.

Brian Taylorson

Brian Taylorson (aged 49) was appointed Finance Director in April 2002. He was previously Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he held a number of positions in finance. He holds an MA from Cambridge University, is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Dr. Keith Hopkins

Non-executive Chairman Keith Hopkins (aged 60) joined the Board in August 2004. He was appointed Chairman of Elementis in October 2004. He is Chairman of the Company's Nomination Committee. Keith Hopkins was CEO of Croda International plc from 1987 to 1999 and Chairman until his retirement in 2001. He is also Chairman of Scapa Group plc and a non-executive Director of British Vita plc. Keith Hopkins holds a PhD in Chemistry.

Dr. Kevin Matthews

Non-executive Director Kevin Matthews (aged 41) was appointed a non-executive director of Elementis in February 2005. He is Chief Executive Officer of Oxonica Limited, a UK-based nano technology company, a role he has held since 2001. Kevin Matthews joined Oxonica from Rhodia Consumer Specialties Limited and previously held roles with Albright & Wilson UK Limited and ICI Chemicals and Polymers. Kevin Matthews holds a D.Phil in organic chemistry.

APPOINTMENT OF AUDITORS

As part of the ordinary business to be conducted at the Annual General Meeting it is proposed to appoint KPMG Audit Plc as auditors of the Company.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at 11.00am on Thursday 28 April 2005 at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED. Details of the items of special business to be considered at the AGM are set out in Part I of this document.

Should you wish to attend the Annual General Meeting in person, you should detach the Annual General Meeting attendance card which is attached to the Form of Proxy and bring this with you to the meeting.

Alternatively, please complete and sign the Form of Proxy in accordance with the printed instructions thereon and return it as soon as possible to Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope or in any event so as to be received no later than 11.00am on Tuesday 26 April 2005. Completion and return of the Form of Proxy will not prevent you attending the Annual General Meeting and voting in person if you wish.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information contained in the rest of this document.

RECOMMENDATION

Your Board considers the issue of New Redeemable B Shares and the making of the related Redemption Offer to be in the best interests of the Company and Shareholders as a whole. The directors intend to accept the Redemption Offer for all the New Redeemable B Shares received in respect of their own beneficial holdings.

Your Board considers that the passing of the resolutions to be proposed by way of special business at the forthcoming Annual General Meeting is in the best interests of the Company and Shareholders as a whole. The directors accordingly recommend Shareholders to vote in favour of those resolutions, as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Dr. Keith Hopkins
Chairman

Part I Details of Special Business to be conducted at the Annual General Meeting

Set out below is an explanation of the items of special business to be conducted at the Annual General Meeting:

Resolutions 9 and 10: Authority to allot shares

A general authority is being sought under Resolution 9 for the directors to allot shares up to a maximum nominal amount of £7,202,703, which is equal to one third of the current issued Ordinary Share capital. The Company does not currently hold any shares as treasury shares within the meaning of Section 162A of the Companies Act 1985. It is also proposed under Resolution 10 to confer power on the directors to allot securities for cash pursuant to this general authority (and to sell any treasury shares which it may acquire for cash) otherwise than in accordance with existing Shareholders' statutory pre-emption rights in the following circumstances: (i) in the event of a rights issue to Shareholders up to the amount of the general authority and (ii) otherwise up to an aggregate nominal amount of £1,080,086 (representing 5 per cent of the issued Ordinary Share capital as at 31 December 2004). Resolution 9 will be proposed as an ordinary resolution and Resolution 10 as a special resolution. The authorities conferred by these resolutions will last for up to 15 months from the date of the Annual General Meeting. The directors do not have any present intention of exercising these authorities.

Resolution 11: Authority to purchase shares

The Company's Articles of Association contain a provision allowing the directors to purchase the Company's own shares subject to the prior authority of the members having been obtained. Resolution 11 will be proposed as a special resolution for the purpose of renewing the general authority to effect such purchases within the limits set out.

The directors are of the opinion that it would be advantageous for the Company to be in a position to purchase its own shares through the London Stock Exchange, should market conditions and price justify such action. The proposed authority would enable the Company to purchase up to a maximum of 43,203,456 Ordinary Shares (being 10 per cent of the Company's issued share capital as at 31 December 2004) with a stated upper limit on the price payable which reflects the requirements of the UK Listing Authority. Purchases would only be made after the most careful consideration, where the directors believed that an increase in earnings or net assets per share would result and where purchases were, in the opinion of the directors, in the best interests of the Company and its Shareholders.

Companies are now allowed to hold their own shares which have been purchased in this way in treasury rather than having to cancel them. The directors would, therefore, consider holding the Company's own shares which had been purchased by the Company as treasury shares as this would give the Company the flexibility of being able to sell such shares quickly and cost effectively where it considers it in the interests of Shareholders to do so. Whilst any such shares are held in treasury, no dividends will be payable on them and they will not carry any voting rights.

As at 22 March 2005 there were options to subscribe for 28,997,763 Ordinary Shares outstanding under the Employee Share Schemes. If all the options were exercised, the resulting number of Ordinary Shares would represent (a) 6.28 per cent of the enlarged issued Ordinary Share capital at that date; and (b) if the proposed authority to purchase shares was exercised in full, 6.93 per cent of the enlarged issued Ordinary Share capital at that date (excluding any Ordinary Share capital which may be purchased and held in treasury).

1. Issue of the New Redeemable B Shares

Pursuant to the authorities given at the Annual General Meeting of the Company held on 28 April 2000, the Board will capitalise a sum of up to £4.7 million standing to the credit of the Company's merger reserve and will apply this sum in paying up in full such number of Redeemable B Shares as is equal to 1.1 times the number of Ordinary Shares in issue on the Record Date. Based on the existing issued share capital as at the date of this document, this would lead to an issue of up to 475,378,431 New Redeemable B Shares.

If holders of options to subscribe for shares in the Company which are exercisable prior to the Record Date under the Employee Share Schemes elect to exercise all such options prior to that date, then the amount that would be capitalised could be increased by up to £66,962.09 which would be applied in paying up in full up to 6,696,209 New Redeemable B Shares. However, Redeemable B Shares will not be issued to option holders under the Employee Share Schemes and the rights of such option holders will not be affected by the issue and redemption of the Redeemable B Shares.

The New Redeemable B Shares will be allotted to Shareholders on the Company's register of members on the Record Date on the basis of 1.1 Redeemable B Share for every Ordinary Share then held. Where the issue of New Redeemable B Shares would result in Shareholders holding a fraction of a Redeemable B Share, this will be rounded up to the nearest whole Redeemable B Share. The names of all qualifying New Redeemable B Shareholders will be entered into the register of members on 3 May 2005. No New Redeemable B Shares will be marketed or made available in whole or part to the public.

2. Details of the New Redeemable B Shares

The New Redeemable B Shares will carry a non-cumulative preferential dividend of 75 per cent of the LIBOR for six month deposits in pounds sterling per annum (exclusive of withholding tax deductible therefrom). B Preferential Dividends on the New Redeemable B Shares will be paid six monthly in arrears on 2 May 2005 and 2 November 2005 in each year (or, if such date is not a business day, on the next business day). The next B Preferential Dividend will be paid on 2 November 2005 in respect of the dividend calculation period commencing on 2 May 2005. The New Redeemable B Shares will carry limited voting rights and will not rank pari passu with the existing Ordinary Shares. The New Redeemable B Shares will however rank pari passu with the Existing Redeemable B Shares.

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association are summarised in paragraph 6 below of this Section.

3. Listing of the New Redeemable B Shares

The Existing Redeemable B Shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. Application has been made for the New Redeemable B Shares to be admitted to the Official List and dealings are expected to commence on 3 May 2005.

The New Redeemable B Shares will be in registered form. Elementis has applied for the New Redeemable B Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of market transactions and future redemptions of Redeemable B Shares may take place within the CREST system.

The expenses of, or in connection with, the issue of New Redeemable B Shares which are payable by the Company are estimated to amount to approximately £60,000 (excluding value added tax, if any).

4. Redemption of the New Redeemable B Shares

The New Redeemable B Shares are redeemable at their nominal value of 1 penny each as follows:

(a) at a Shareholder's option on 3 May 2005 or during any other period when the Company declares that Shareholders can elect to have their Redeemable B Shares redeemed; and

(b) at the Company's option on or after 27 April 2005.

All New and Existing Redeemable B Shares which are redeemed will be cancelled and will not be reissued.

As described in (a) above and subject to listing of the New Redeemable B Shares on the Official List, the Company will offer to redeem the New Redeemable B Shares (and the Existing Redeemable B Shares subject to a separate offer) on 3 May 2005.

Any further redemption offers for Redeemable B Shares will be made from time to time by announcement through the Regulatory News Service of the London Stock Exchange and the Company will send a letter to Redeemable B Shareholders advising them of any such redemption offers.

(a) *Action to be taken by Shareholders wishing to have their New Redeemable B Shares redeemed in full*

A Redemption Form is enclosed for use by Shareholders who hold their Ordinary Shares in either certificated or uncertificated form. If this form is validly completed and returned to the Company's registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 3DW in the enclosed reply-paid envelope, by 5.00pm on 26 April 2005, Shareholders will be entitled to have all or part of their holdings of New Redeemable B Shares redeemed on 3 May 2005. Redemption Forms will not be valid if returned after 5.00pm on 26 April 2005. Shareholders who do not return a Redemption Form to be received by Lloyds TSB Registrars by 5.00pm on 26 April 2005 will be sent a Redeemable B Share certificate (or have their CREST accounts credited as appropriate) in respect of their New Redeemable B Shares by 3 May 2005. Shareholders who elect for redemption will have their names entered in the register of Redeemable B Shareholders but no share certificates will be despatched to them.

Any authority conferred by or agreed to by execution of the Redemption Form shall not be affected by, and any such authority shall survive, the death or incapacity of the Shareholder executing such form. All obligations of such Shareholder shall be binding upon the heirs, personal representatives, successors and assignees of such Shareholder. The Company reserves the right at its sole discretion to reject any Redemption Forms if redemption pursuant to them would be illegal. Redemption Forms are sent to the Company's registrars at the Shareholders' risk.

(b) *Action to be taken by Shareholders wishing to have their New Redeemable B Shares redeemed in Part*

Shareholders who wish to redeem part but not all of their holdings of New Redeemable B Shares should telephone Lloyds TSB Registrars on 0870 600 3966 between 9.00am and 5.00pm on any business day for instructions.

(c) *Action to be taken by Shareholders not wishing to have their New Redeemable B Shares redeemed*

Shareholders who do not wish to have their New Redeemable B Shares redeemed need take no action. Shareholders who hold their Ordinary Shares in uncertificated form and have not given instructions for redemption will have their CREST accounts credited with the New Redeemable B Shares following Admission. The Company expects to despatch, by post, by 3 May 2005 definitive share certificates in respect of any New Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed. Temporary documents of title will not be issued and, pending despatch of definitive share certificates, transfers of Redeemable B Shares (where Ordinary Shares are held in certificated form) which have not been redeemed will be certified against the registers held by the Company's registrars. The share certificates will not be renounceable.

(d) *Further Redemption Offers*

After 3 May 2005, Redeemable B Shares will only be redeemed if the Board decides, at its discretion, to make a further redemption offer. Any such offer will be announced by the Company.

5. Despatch of documents

All certificates, cheques and other documents will be despatched to Shareholders at their risk. In the case of joint Shareholders, all documents will be posted to the registered address of the first named Shareholder on the Company's register of members at their risk.

6. Rights and Restrictions attached to Redeemable B Shares

The rights and restrictions of the Redeemable B Shares as set out in the Company's Articles of Association (the "**Articles**") are summarised as follows:

(a) *Income*

(i) The holders of the Redeemable B Shares are entitled to a non-cumulative preferential dividend ("**the B Preferential Dividend**") to be paid out of the profits of the Company available for distribution in priority to any payment of dividend to the holders of Ordinary Shares. In this paragraph, the expression "non-cumulative" in relation to the B Preferential Dividend, means that the dividend payable on each Payment Date (as defined below) is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the Payment Date falls (including any reserves representing profits made in previous accounting periods) without any right in the case of deficiency to have the B Preferential Dividend relating to any period paid out of profits made in subsequent periods. The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits of the Company.

(ii) The dividend shall be paid half-yearly on 2 May and 2 November of each year or, if any such date is not a business day (as defined in the Articles), on the next day which is a business day (without any interest or payment in respect of such delay) (each a "Payment Date"). In this paragraph, each six monthly period ending on 2 May and 2 November is a "**Calculation Period**".

(iii) The rate per annum of the B Preferential Dividend (exclusive of any associated tax credit relating thereto or withholding tax deductible therefrom) shall be 75 per cent of the LIBOR for six month deposits in sterling. The rate of the B Preferential Dividend for each Calculation Period is 37.5 per cent of the LIBOR per annum for six month deposits in sterling determined in accordance with the provisions of the Articles. If Redeemable B Shares are issued on a day which is not a Payment Date, the B Preferential Dividend in respect of those Redeemable B Shares for that Calculation Period shall be reduced pro rata to the number of days remaining in that Calculation Period.

(iv) Payments of B Preferential Dividends shall be made to holders on the register of members of the Company on a date selected by the directors being not less than 15 days nor more than 42 days (or, in default of selection by the directors, the date falling 15 days) prior to the relevant Payment Date. The aggregate dividend due to each Redeemable B Shareholder will be rounded down to the nearest whole penny.

(v) All B Preferential Dividends which are unclaimed for a period of 12 years from the date when the dividend became due for payment shall be forfeited and shall revert to the Company.

(b) *Capital*

On a return of capital on a winding-up, the holders of the Redeemable B Shares shall be entitled, in priority to any payment to the holders of any other class of shares, to the repayment of the nominal capital paid up or credited as paid up on the Redeemable B Shares held by them, together with a sum equal to the proportionate B Preferential Dividend which would have been payable if the then current Calculation Period had commenced on the date following the preceding Payment Date and ended on the date of the return of capital. The aggregate amount due to each Redeemable B Shareholder on the return of capital on a winding-up will be rounded down to the nearest whole penny.

The holders of the Redeemable B Shares are not entitled to any further right of participation in the profits or assets of the Company. If on a return of capital the amounts available for payment are insufficient to cover in full the amounts payable on the Redeemable B Shares, the holders of such shares will share rateably as between themselves in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(c) *Voting and general meetings*

The holders of the Redeemable B Shares are not entitled in respect of their holdings of such shares to receive notice of any general meeting of the Company or to attend, speak or vote at any such general meeting except for any general meeting at which a resolution to wind up the Company is to be considered, in which case the holders of the Redeemable B Shares have the right to attend the general meeting and are entitled to speak and vote only on such resolution. Where the holders of Redeemable B Shares are entitled to vote at a general meeting of the Company upon any such

resolution being proposed at such general meeting, on a show of hands every holder of Redeemable B Shares who (being an individual) is present in person or (being a corporation) is present by representative or proxy will have one vote and on a poll every Redeemable B Shareholder present in person (or, being a corporation, by a representative) or by proxy will have one vote for every Redeemable B Share held by him.

(d) *Redemption*

The Company may at any time declare a redemption period during which Redeemable B Shareholders can elect to have their Redeemable B Shares redeemed at their 1 penny nominal value and on the terms and conditions announced by the Company at that time. Such terms and conditions may include a requirement that only Redeemable B Shares which have been in issue for a minimum period will qualify for redemption. On or after 27 April 2005, the Company shall have the option of redeeming any Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

In addition, if at any time the aggregate nominal value of the Redeemable B Shares in issue is less than 10 per cent of the aggregate nominal value of all Redeemable B Shares issued prior to that time, the Company may elect to redeem all of the Redeemable B Shares still in issue at their 1 penny nominal value on any Payment Date.

(e) *Purchase of Redeemable B Shares*

The Company will not require the sanction or the consent of the holders of the Redeemable B Shares for the purchase or redemption of shares of any class in the Company (including Ordinary Shares and/or Redeemable B Shares).

(f) *Class rights*

The Company will be entitled from time to time to effect a reduction of its capital (other than the capital paid up on the Redeemable B Shares and subject to the provisions of the Companies Act) and to create, allot and issue further shares, whether ranking pari passu with, in priority to or deferred to the Redeemable B Shares, and such reduction of capital or creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the Redeemable B Shares and whether or not the same confer on the holders voting rights more favourable than those conferred by the Redeemable B Shares) shall be deemed not to involve a variation of the rights attaching to the Redeemable B Shares for any purpose.

(g) *Transfers*

The Redeemable B Shares are transferable by instrument of transfer in usual or common form.

1. General

The comments below are intended as a general guide to certain aspects of the tax position under United Kingdom law and Inland Revenue practice as at 21 March 2005 of Shareholders who, unless express reference is made to non-United Kingdom residents, are resident or ordinarily resident in the United Kingdom for tax purposes and who hold their shares as investments and not as securities to be realised in the course of a trade. **Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the United Kingdom should consult their professional adviser.**

2. Redeemable B Shares

(a) Issue of New Redeemable B Shares

The issue of New Redeemable B Shares will not itself create any charge to United Kingdom income tax or United Kingdom taxation of chargeable gains.

For the purposes of United Kingdom taxation of chargeable gains, the issue of New Redeemable B Shares to Shareholders will be treated as a reorganisation of the share capital of the Company. Accordingly:

(i) a Shareholder in receipt of New Redeemable B Shares will not be treated as making a disposal of all or part of that Shareholder's existing holding of Ordinary Shares by reason of this issue;

(ii) the New Redeemable B Shares will be treated as the same asset as, and as having been acquired at the same time as, the Shareholder's existing holding of Ordinary Shares. Accordingly the new combined holding of New Redeemable B Shares and Ordinary Shares (together the "**New Holding**") will have the same aggregate base cost as the existing holding of Ordinary Shares in the Company immediately before this issue; and

(iii) on a subsequent disposal (including a redemption) of the whole or any part of the New Holding, the Shareholder's base cost in respect of the New Holding will be apportioned between the Ordinary Shares and the New Redeemable B Shares to be issued by reference to their respective market values on the first day after issue on which market values or prices are quoted or published for both classes of shares, as derived from the Official List. If a Shareholder holds existing Redeemable B shares which were issued previously and have not yet been redeemed, the base cost of those shares is unaffected by the issue of the New Redeemable B shares.

(b) Redemption of Redeemable B Shares

The payment by the Company of the nominal value of the Redeemable B Shares on their redemption will not constitute an income distribution for United Kingdom tax purposes. Accordingly:

(i) no part of the proceeds received by a Shareholder pursuant to the redemption will be an income receipt in that Shareholder's hands for United Kingdom tax purposes. Those proceeds will not carry any entitlement to a tax credit and, in the hands of a corporate Shareholder, will not constitute franked investment income; and

(ii) a Shareholder who disposes of the whole or part of that Shareholder's holding of Redeemable B Shares pursuant to the Redemption Offer may, depending on that Shareholder's circumstances, be charged to capital gains tax or (in the case of a company) corporation tax on the amount of any chargeable gain realised. In computing such gain, the base cost of the Redeemable B Shares is calculated in the manner described at (a)(iii) above.

Where the Shareholder is an individual:

(i) no tax will be payable on any gain realised on the redemption if the amount of the chargeable gain, when aggregated with any other chargeable gains realised by the Shareholder in the year of assessment in question, does not exceed the annual allowance of tax-free gains; and

(ii) if that Shareholder acquired his existing Ordinary Shares prior to 1 April 1998 indexation allowance will be available in respect of that part of the base cost in the existing Ordinary Shares apportioned to the Redeemable B Shares in the manner described at 2 (a) (iii) above until the end of April 1998 (save to the extent that this creates or increases a capital loss). No indexation allowance will be available where an individual Shareholder acquired his existing Ordinary Shares after 31 March 1998. For periods after 5 April 1998 taper relief may be available to reduce the effective rate of capital gains tax on any gain on a redemption of Redeemable B Shares by an individual. Taper relief does not apply where a loss is realised. If a gain is realised, appropriate advice should be taken as to the amount of taper relief available.

(c) *Worked example*

This example assumes a shareholder had an original holding of 100 ordinary shares which cost £500 on 5 May 1997. It also assumes that 1 New Redeemable B share is issued for every Ordinary share held.

Market value of 1 Redeemable B share when first listed	1p
Market value of 1 Ordinary share when B shares first listed	30p

Step 1: apportioning original base cost

Class of shares	Market value when B shares first listed	Number of shares held	Total market value of holding	Apportionment	New base cost
Ordinary Shares	30p	100	£30.00	£500 x 30/31.00	£483.87
New Redeemable B Shares	1p	100	£1.00	£500 x 1.00/31.00	£16.13
			£31.00		£500.00

The base cost of the Redeemable shares is therefore £16.13 and the base cost of the original ordinary shares has been reduced by this amount to £483.87.

Step 2: Redemption of New Redeemable B shares

		£'s	£'s
	Sale/redemption proceeds (say 100 x 1p)		1.00
Less	Allowable deductions (commissions, etc)		—
Less	Cost	(16.13)	
	Incidental costs of acquisition	—	
		(16.13)	
	Indexation (not available to increase a loss)	—	
			(16.13)
	Unindexed gain/loss		(15.13)

No taper relief is available in this case as there is a loss on disposal.

On a subsequent bonus issue of Redeemable B shares, the newly calculated base cost of the ordinary shares (£483.87 as above) is apportioned once again by the same method.

(d) *Stamp duty and stamp duty reserve tax*

No stamp duty or stamp duty reserve tax arises on the issue or redemption of Redeemable B Shares.

(e) *Dividends*

The United Kingdom tax treatment of dividends paid on the Redeemable B Shares will be exactly the same as the tax treatment of dividends paid on Ordinary Shares.

1. Non-United Kingdom resident Shareholders

Shareholders who are not resident in the United Kingdom should consult their professional advisers to ascertain whether the effect of the Redemption Offer or subsequent disposal of Redeemable B Shares by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident or to which they are subject. In particular, it is the responsibility of any Shareholder not resident in the United Kingdom wishing to redeem Redeemable B Shares or otherwise dispose of any shares in the Company to satisfy himself fully as to observance of any government, exchange control or other consents which may be required or the compliance with other necessary formalities needing to be observed and the payment of any issue, transfer or other taxes or duties in such jurisdiction. The distribution of this document in certain jurisdictions may be restricted by law. Persons into whose possession this document comes should inform themselves about and observe any such restrictions. Neither this document nor any other document issued or to be issued by or on behalf of the Company in connection with the redemption of Redeemable B Shares constitutes an invitation or offer to redeem Redeemable B Shares in any jurisdiction in which such invitation or offer is unlawful.

In particular, but without prejudice to the generality of the foregoing, the Redeemable B Shares have not been and will not be registered under the US Securities Act of 1933, as amended or the state securities laws of any state of the United States and such shares may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of such laws.

2. Registrars

The registrars for the New Redeemable B Shares will be Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

3. Authorised share capital

The Company has an authorised share capital of £157,000,000.

4. Loan Note Holders

The issue of the New Redeemable B Shares will not affect holders of Loan Notes. This document is sent to such holders for information purposes only.

5. General

All questions as to validity, form and eligibility in relation to the Redemption Form will be determined by the Company (which may delegate this power in whole or part to Lloyds TSB Registrars) and such determination shall be final and binding.

Definitions

The following terms apply throughout this document unless the context otherwise requires:

"ACT"	advance corporation tax
"Admission"	the admission of the New Redeemable B Shares to the Official List and the admission of those shares to trading on the London Stock Exchange becoming effective
"AGM" *or* **"Annual General Meeting"**	*the Annual General Meeting of the Company convened for* Thursday 28 April 2005 at 11.00am, notice of which is set out at the end of this document
"B Preferential Dividend"	non-cumulative preferential dividend paid to holders of the Redeemable B Shares
"Board" or **"Directors"**	the Directors of Elementis plc as at the date of this document
"business day"	a day upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London
"Calculation Period"	each six monthly period ending on 2 May or 2 November by reference to which the B Preferential Dividend is calculated
"Companies Act"	the Companies Act 1985 (as amended)
"Company" or **"Elementis"**	Elementis plc
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulation 1995) in respect of which CRESTCo Limited is the operator
"Existing Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company which were issued on 2 May 2000 and/or 2 November 2000 and/or 2 May 2001 and/or 2 November 2001 and/or 2 May 2002 and/or 4 November 2002 and/or 2 May 2003 and/or 3 November 2003 and/or 4 May 2004 and/or 2 November 2004 which remain outstanding
"Group"	the Company and its subsidiary undertakings
"LIBOR"	London inter-bank offered rate
"Loan Notes"	the floating rate unsecured loan notes of 56 pence nominal value each of the Company
"London Stock Exchange"	London Stock Exchange plc
"New Redeemable B Shares"	the Redeemable B Shares of 1 penny each in the capital of the Company proposed to be issued on the terms set out in this document
"New Redeemable B Shareholder"	a holder of New Redeemable B Shares
"Official List"	the Official List maintained by the UK Listing Authority of securities admitted to listing on the London Stock Exchange
"Ordinary Shares"	the ordinary shares of 5 pence each in the share capital of the Company
"Payment Date"	2 May and 2 November in each year or, if any such day is not a business day, on the next business day

"**Proxy Form**" or "**Form of Proxy**"	the form of proxy accompanying this document for use in connection with the Annual General Meeting
"**Record Date**"	the record date for the proposed bonus issue of Redeemable B Shares, being the close of business on 26 April 2005
"**Redeemable B Shares**"	the redeemable B shares of 1 penny each in the capital of the Company
"**Redeemable B Shareholder**"	a holder of Redeemable B Shares
"**Redemption Form**"	the form accompanying this document for acceptance of the Redemption Offer
"**Redemption Offer**"	the offer by the Company to redeem Redeemable B Shares on 3 May 2005 on the terms and conditions set out in this document
"**Shareholder**"	a holder of Ordinary Shares
"**UK Listing Authority**"	the Financial Services Authority as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"**US**"	the United States of America and its territories and possessions and any state of the United States of America and the District of Columbia

Elementis plc

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the eighth ANNUAL GENERAL MEETING of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED on Thursday 28 April 2005 at 11.00am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the report of the directors and audited financial statements for the year ended 31 December 2004.
2. To approve the directors' remuneration report for the year ended 31 December 2004.
3. To re-elect Geoffrey Gaywood, who retires by rotation, as a director of the Company.
4. To re-elect Brian Taylorson, who retires by rotation, as a director of the Company.
5. To elect Dr. Keith Hopkins as a director of the Company.
6. To elect Dr. Kevin Matthews as a director of the Company.
7. To appoint KPMG Audit Plc as auditors.
8. To authorise the directors to determine the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following Resolutions of which No.9 will be proposed as an ordinary resolution and Nos. 10 and 11 will be proposed as special resolutions:

9. That the authority conferred by Article 4.2 of the Company's Articles of Association will be renewed (but without prejudice to the authority conferred by Resolution 10 passed at the Annual General Meeting held on 28 April 2000) and so that for this purpose the Section 80 amount will be £7,202,703 and the prescribed period will be the period from the date of this Meeting to the conclusion of the next Annual General Meeting of the Company or 28 July 2006, whichever shall be the earlier.

10. That:

    (a) the power conferred by Article 4.4 of the Company's Articles of Association be renewed and so that for this purpose the Section 89 amount will be £1,080,086 and the prescribed period will be the period specified in Resolution 9;

    (b) such power shall extend to the sale of treasury shares (within the meaning of Section 162A of the Companies Act 1985) for cash as if in respect of any such sale the words "pursuant to the authority conferred by Article 4.2" were omitted from the second line of Article 4.4; and

    (c) for the purpose of such power the reference in article 4.4 (a) to "all holders (at a date selected by the Board) of issued Ordinary Shares (as nearly as practicable) in proportion to the number of Ordinary Shares respectively held by them" shall be deemed to exclude the Company in respect of any treasury shares held by it.

11. That the authority conferred on the Company at the seventh Annual General Meeting to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of ordinary shares of 5 pence each in the capital of the Company be hereby renewed provided that:

    (a) the maximum number of Ordinary Shares hereby authorised to be purchased is 43,203,456;

    (b) the minimum price which may be paid for such shares is 5 pence per share exclusive of expenses;

    (c) the maximum price, exclusive of expenses, which may be paid for each such share is an amount equal to 105 per cent of the average of the market values for such share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased;

(d) unless previously renewed, varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 27 April 2006, if earlier; and

(e) the Company may make a contract to purchase its own shares under the authority hereby conferred prior to the expiry of such authority, which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of its own shares in pursuance of any such contract.

By Order of the Board

Philip Brown
Company Secretary
22 March 2005

Registered office:

Elementis House
56 Kingston Road
Staines
TW18 4ES, UK

Notes:

(1) A member entitled to attend and vote may appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company but, except in the case of a proxy for a corporate member, is not entitled to vote except on a poll.

(2) The instrument appointing a proxy must reach the Company's Registrars not less than 48 hours before the time appointed for the meeting or adjourned meeting.

(3) Only holders of Ordinary Shares on the register at 6.00pm on Tuesday 26 April 2005 or their duly appointed proxies will be entitled to attend and/or vote at the meeting. Shareholders shall be entitled to vote in respect of the number of Ordinary Shares registered in their names at the above time and any subsequent changes shall be disregarded in determining rights to attend and vote.

(4) The register of directors' interests in the share capital of the Company and copies of all the service contracts of directors with the Company will be available for inspection at the registered office of the Company during normal business hours on any week day (excluding Saturdays and public holidays) from the date of this notice until the date of the Annual General Meeting and will be available for inspection at the place of the Annual General Meeting from 10.45am on the day of the meeting until its conclusion.

(5) Details relating to the directors proposed for re-election can be found on page 4 of this Document.

(6) Any shareholder may submit questions in advance of the meeting by writing to the Secretary at the registered office of the Company. Written replies to questions may be provided as it may not be practicable to deal with them all at the meeting.

Printed by **St Ives Burrups** B784993/16657
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